Form 20-F/A
period 2002-12-31
UNIBANCO HOLDINGS SA; UNIBANCO UNION OF BRAZILIAN BANKS SA
filed 2003-09-12
CIK 1038584, 1038583

                     ---------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ---------------------------------------

                                   FORM 20-F/A
                                (Amendment No. 2)

                     ---------------------------------------

[ ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

                                       OR

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______________ to
         _______________

                        Commission file number 1-14640-01

                    UNIBANCO-UNIAO DE BANCOS BRASILEIROS S.A.
                            & UNIBANCO HOLDINGS S.A.
           (Exact name of each Registrant as specified in its charter)

                     UNIBANCO-UNION OF BRAZILIAN BANKS S.A.
                            & UNIBANCO HOLDINGS S.A.
                (Translation of Registrants' names into English)

                          FEDERATIVE REPUBLIC OF BRAZIL
                 (Jurisdiction of incorporation or organization)

 UNIBANCO-UNIAO DE BANCOS                               UNIBANCO HOLDINGS S.A.
     BRASILEIROS S.A.                                 AVENIDA EUSEBIO MATOSO 891
AVENIDA EUSEBIO MATOSO 891                                    22ND FLOOR
 05423-901 SVO PAULO, SP                               05423-901 SVO PAULO, SP

                   (Addresses of principal executive offices)
           Securities registered pursuant to Section 12(b) of the Act:

                          TITLE OF EACH CLASS                                     (NAME OF EACH EXCHANGE ON WHICH REGISTERED)
GLOBAL DEPOSITARY SHARES, EACH REPRESENTING 500 UNITS EACH UNIT CONSISTING                THE NEW YORK STOCK EXCHANGE
OF ONE UNIBANCO PREFERRED SHARE AND ONE UNIBANCO HOLDINGS CLASS B
PREFERRED SHARE
UNIBANCO PREFERRED SHARES, WITHOUT PAR VALUE                                              THE NEW YORK STOCK EXCHANGE*
UNIBANCO HOLDING CLASS B PREFERRED SHARES, WITHOUT PAR VALUE                              THE NEW YORK STOCK EXCHANGE*

           Securities registered pursuant to Section 12(g) of the Act:
                                      NONE.
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      NONE.
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of the close of the period covered by the annual report:

    75,568,744,349 UNIBANCO COMMON SHARES, NO PAR VALUE PER SHARE
    62,978,027,725 UNIBANCO PREFERRED SHARES, NO PAR VALUE PER SHARE 37,138,435,873 UNIBANCO HOLDINGS COMMON SHARES, NO PAR VALUE PER SHARE
     3,843,541,338 UNIBANCO HOLDINGS CLASS A PREFERRED SHARES, NO PAR VALUE
                   PER SHARE
    42,426,331,767 UNIBANCO HOLDINGS CLASS B PREFERRED SHARES, NO PAR VALUE
                   PER SHARE

                    ---------------------------------------

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days:

                                 Yes [X] No [ ]

Indicate by check mark financial statement item the registrants have elected to follow:

                             Item 17 [ ] Item 18 [X]

---------------

* Not for trading purposes, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

                                EXPLANATORY NOTE

         This Amendment No. 2 on Form 20-F/A amends the joint annual report on Form 20-F of Unibanco--Uniao de Bancos Brasileiros S.A. and Unibanco Holdings S.A. for the year ended December 31, 2002, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on Form 20-F/A on August 8, 2003 (we refer to such Form 20-F, as amended by such Amendment No. 1, as the "Annual Report").

         This Amendment No. 2 amends Item 19 of the Annual Report to include, pursuant to Rule 3-09(a) of Regulation S-X, a statement of earnings, a statement of changes in shareholders' equity and a statement of changes in financial position of Credicard S.A. Aministradora de Cartoes de Credito ("Credicard") for the year ended December 31, 2000. The Annual Report included the balance sheets of Credicard as of December 31, 2002 and 2001 and the related statements of earnings, statements of changes in shareholders' equity and statements of changes in financial position for the years ended December 31, 2002 and 2001.

         In addition, this Amendment No. 2 amends Item 19 of the Annual Report to include an audit report of KPMG Auditores Independentes ("KPMG") with respect to the balance sheets of Credicard as of December 31, 2002 and 2001 and the related statements of earnings, statements of changes in shareholders' equity and statements of changes in financial position for the years ended December 31, 2002, 2001 and 2000. The audit report of KPMG is being filed in reference to KPMG's audit in accordance with auditing standards generally accepted in the United States of America of Credicard's financial statements referred to in the preceding sentence.


         This Form 20-F/A consists of a cover page, this explanatory note, the information required by Item 18 of Form 20-F (Financial Statements by reference to Item 19), a signature page, and the principal executive and principal financial officer certifications required to be filed as exhibits hereto. In accordance with Rule 12b-15 promulgated pursuant to the Securities Exchange Act of 1934, the complete text of Item 19, as amended, is included herein. However, with respect to the financial statements, other than the audit report of KPMG with respect to the financial statements of Credicard, the inclusion of the statement of earnings, statement of changes in shareholders' equity and statement of changes in financial position of Credicard for the year ended December 31, 2000, and the addition of note 11 ("Subsequent Events") to the notes to Credicard's financial statements, no changes have been made to the Annual Report.


         Other than as indicated in note 11 to Credicard's financial statements, this Form 20-F/A does not reflect events occurring after the filing of the Annual Report, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below.

                                    PART III

ITEM 18. FINANCIAL STATEMENTS

         Reference is made to Item 19 of this Form 20-F/A for a list of all financial statements filed as part of this annual report.

ITEM 19. FINANCIAL STATEMENTS & EXHIBITS

         (a)      Financial Statements


     The financial statements filed as part of this Form 20-F/A are as follows:



Independent auditors' report of Deloitte Touche Tohmatsu Auditores
Independentes.............................................................  F-1

Report of independent accountants of PricewaterhouseCoopers Auditores
Independentes.............................................................  F-2

Unibanco Holdings S.A. and subsidiary

     Consolidated balance sheets as of December 31, 2001 and 2002.........  F-3

     Consolidated statements of income for the years ended December 31,
       2000, 2001 and 2002................................................  F-4

     Consolidated statements of changes in stockholders' equity for the years ended December 31, 2000, 2001 and 2002.......................  F-6

     Consolidated statements of cash flows for the years ended December 31,
       2000, 2001 and 2002................................................  F-7

Unibanco -- Uniao de Bancos Brasileiros S.A. and subsidiaries

     Consolidated balance sheets as of December 31, 2001 and 2002.........  F-8

     Consolidated statements of income for the years ended December 31,
       2000, 2001 and 2002................................................  F-9

     Consolidated statements of changes in stockholders' equity for the years ended December 31, 2000, 2001 and 2002....................... F-11

     Consolidated statements of cash flows for the years ended December 31,
       2000, 2001 and 2002................................................ F-12

Notes to the consolidated financial statements............................ F-13

Credicard S.A. Administradora de Cartoes de Credito

     Independent auditors' report of KPMG Auditores Independentes......... F-63

     Balance sheets as of December 31, 2002 and 2001...................... F-64

     Statements of earnings for the years ended December 31, 2002, 2001 and 2000........................................................... F-65

     Statements of changes in shareholders' equity for the years ended
       December 31, 2002, 2001 and 2000................................... F-66

     Statements of changes in financial position for the years ended
       December 31, 2002, 2001 and 2000................................... F-67

     Notes to financial statements........................................ F-68


         (b)      Exhibits

1.1* Articles of Association of Unibanco-Uniao de Bancos Brasileiros S.A., as amended and consolidated on April 28, 2003 (English-language version).

1.2* Articles of Association of Unibanco Holdings S.A., as amended and consolidated on April 28, 2003 (English-language version).

4.1* Closing Agreement (Acordo de Fechamento), dated as of June 28, 2002, among Unibanco-Uniao de Bancos Brasileiros S.A., Banco Bradesco S.A., Uniao de Comercio Participacoes Ltda., PT Prime S.G.P.S. S.A., Bus Servicos de Telecomunicacoes S.A., Bus Holding S.A., Primesys S.A. and Portugal Telecom S.A., together with its English-language version.

8.1*     List of our Subsidiaries.

12.1 Certifications of officers of Unibanco-Uniao de Bancos Brasileiros S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2     Certifications of officers of Unibanco Holdings S.A. pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certifications of officers of Unibanco-Uniao de Bancos Brasileiros S.A. pursuant to 18 United States Code Section 1350 as adopted pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certifications of officers of Unibanco Holdings S.A. pursuant to 18 United States Code Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---------------
* Previously filed as an exhibit to the Registrants' Annual Report for the year ended December 31, 2002 on Form 20-F, dated June 27, 2003, and incorporated herein by reference.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants certify that they meet all of the requirements for filing on Form 20-F/A and have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                       UNIBANCO-UNIAO DE BANCOS BRASILEIROS S.A.



                                       By: /s/ Fernando Barreira Sotelino
                                          --------------------------------------
                                          Name: Fernando Barreira Sotelino
                                          Title: Executive President of the
                                                 Wholesale Banking Group



                                       By: /s/ Geraldo Travaglia Filho
                                          --------------------------------------
                                          Name: Geraldo Travaglia Filho
                                          Title: Executive Officer



                                       UNIBANCO HOLDINGS S.A.



                                       By: /s/ Israel Vainboim
                                          --------------------------------------
                                          Name: Israel Vainboim
                                          Title: Executive President



                                       By: /s/ Geraldo Travaglia Filho
                                          --------------------------------------
                                          Name: Geraldo Travaglia Filho
                                          Title: Officer


Dated: September 11, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Unibanco Holdings S.A. and
Unibanco - Uniao de Bancos Brasileiros S.A.

1. We have audited the accompanying consolidated balance sheets of Unibanco Holdings S.A. (partially owned subsidiary of Moreira Salles Group) and subsidiary, ("the Holdings") and Unibanco - Uniao de Bancos Brasileiros S.A. and subsidiaries ("the Bank") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Holdings' and the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of both the Holdings and the Bank as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte Touche Tohmatsu
----------------------------------
Auditores Independentes
June 23, 2003
Sao Paulo, Brazil

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Unibanco Holdings S.A. and of
Unibanco - Uniao de Bancos Brasileiros S.A.

In our opinion, the accompanying consolidated statement of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the results of the operations and the cash flows of both Unibanco Holdings S.A and its subsidiary (the "Company") and of Unibanco - Uniao de Bancos Brasileiros S.A. and its subsidiaries (the "Bank") for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of both the Company's and the Bank's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers
Auditores Independentes

Sao Paulo, Brazil
April 2, 2001

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Expressed in millions of Brazilian Reais)

================================================================================

                                                                                    AS OF DECEMBER 31,
                                                                                 -------------------------
                                                                                   2001            2002
                                                                                 ---------      ----------
ASSETS
  Cash and due from banks .................................................      R$    677       R$    934
  Interest-bearing deposits in other banks ................................          1,504           1,957
  Federal funds sold and securities purchased under resale agreements .....          2,670          13,561
                                                                                 ---------      ----------
      Cash and cash equivalents ...........................................          4,851          16,452
  Interest-bearing deposits in other banks ................................            339             352
  Central Bank compulsory deposits ........................................          1,561           3,926
  Trading assets, at fair value ...........................................         11,803           5,299
  Securities available for sale, at fair value ............................          3,132           6,196
  Securities held to maturity, at cost ....................................            661           6,622
  Loans ...................................................................         23,912          25,254
  Allowance for loan losses ...............................................         (1,276)         (1,389)
                                                                                 ---------      ----------
      Net loans ...........................................................         22,636          23,865
  Investments in unconsolidated companies .................................            892             574
  Premises and equipment, net .............................................          1,755           1,520
  Goodwill, net ...........................................................          1,012           1,079
  Other intangible, net ...................................................            360             270
  Other assets ............................................................          4,381           5,835
                                                                                 ---------      ----------
         Total Assets .....................................................      R$ 53,383      R$  71,990
                                                                                 =========      ==========

LIABILITIES
  Deposits from customers:
      Demand deposits .....................................................      R$  2,003      R$   3,247
      Time deposits .......................................................         10,849          16,845
      Savings deposits ....................................................          5,115           5,890
  Deposits from banks .....................................................            579              64
                                                                                 ---------      ----------
          Total deposits ..................................................         18,546          26,046
  Federal funds purchased and securities sold under repurchase agreements .          7,587          13,806
  Short-term borrowings ...................................................          6,241           6,305
  Long-term debt ..........................................................          7,847          10,928
  Other liabilities .......................................................          6,538           7,933
                                                                                 ---------      ----------
         Total Liabilities ................................................         46,759          65,018
                                                                                 ---------      ----------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTES 28 AND 29) ..................             --              --

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ............................          3,038           3,210
                                                                                 ---------      ----------

STOCKHOLDERS' EQUITY
  Preferred stock "A" (Note 19) ...........................................            143             143
  Preferred stock "B" (Note 19) ...........................................            970             970
  Common stock (Note 19) ..................................................            819             819
  Additional paid in capital ..............................................             --               6
  Treasury stock, at cost .................................................            (40)            (40)
  Capital reserves ........................................................            479             479
  Appropriated retained earnings ..........................................          1,437           1,889
  Accumulated other comprehensive losses ..................................            (33)           (141)
  Unappropriated retained earnings ........................................           (189)           (363)
                                                                                 ---------      ----------

         Total Stockholders' Equity .......................................          3,586           3,762
                                                                                 ---------      ----------

         Total Liabilities and Stockholders' Equity .......................      R$ 53,383      R$  71,990
                                                                                 =========      ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
(Expressed in millions of Brazilian Reais)
================================================================================

                                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                                  -----------------------------------------
                                                                                    2000            2001             2002
                                                                                  --------        --------        ---------
INTEREST INCOME
  Interest and fees on loans ..............................................       R$ 3,872        R$ 6,677        R$  8,514
  Interest on federal funds sold and securities purchased under
      agreements to resell ................................................            452             506              652
  Interest on securities:
     Trading ..............................................................          1,086           1,861              906
     Available for sale ...................................................            179             346            1,500
     Held to maturity .....................................................             83              56            3,113
  Interest on deposits in other banks .....................................            104             187              182
  Interest on Central Bank compulsory deposits ............................             35              74              173
  Interest on other assets ................................................              2               6                5
                                                                                  --------        --------        ---------
          Total interest income ...........................................          5,813           9,713           15,045
                                                                                  --------        --------        ---------
INTEREST EXPENSE
   Interest on deposits:
     From banks ...........................................................             18              53               37
     From customers:
        Savings deposits ..................................................            233             338              404
        Time deposits .....................................................            683           1,330            2,410
   Interest on federal funds purchased and securities
       sold under agreements to repurchase ................................            438           1,134            1,270
   Interest on short-term borrowings ......................................            583           1,142            2,064
   Interest on long-term debt .............................................          1,150           1,542            3,557
                                                                                  --------        --------        ---------
          Total interest expense ..........................................          3,105           5,539            9,742
                                                                                  --------        --------        ---------
NET INTEREST INCOME .......................................................          2,708           4,174            5,303
     Provision for loan losses ............................................            676           1,100            1,291
                                                                                  --------        --------        ---------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES .......................          2,032           3,074            4,012
                                                                                  --------        --------        ---------
NON INTEREST INCOME
   Fee and commission income ..............................................          1,134           1,653            1,854
   Trading income (expenses) ..............................................             91             120           (1,972)
   Net gain on securities .................................................             --              18               49
   Net gain on foreign currency transactions ..............................             17              67               96
   Equity in results of unconsolidated companies ..........................            164             235              184
   Insurance, private retirement plan and pension investment contracts ....            794           1,046            1,291
   Other non-interest income ..............................................            767             622            1,714
                                                                                  --------        --------        ---------
          Total non-interest income .......................................          2,967           3,761            3,216
                                                                                  --------        --------        ---------
NON INTEREST EXPENSE
   Salaries and benefits ..................................................          1,234           1,716            1,783
   Administrative expenses ................................................          1,524           2,134            2,202
   Amortization of goodwill and other intangibles .........................             61             150               90
  Insurance, private retirement plan and pension investment contracts .....            750             955            1,306
   Other non-interest expense .............................................            718             931            1,205
                                                                                  --------        --------        ---------
          Total non-interest expense ......................................          4,287           5,886            6,586
                                                                                  --------        --------        ---------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST ..........................            712             949              642
                                                                                  --------        --------        ---------
INCOME TAXES
   Current ................................................................           (150)           (144)            (214)
   Deferred ...............................................................            136             106              490
                                                                                  --------        --------        ---------
          Total income taxes ..............................................            (14)            (38)             276
                                                                                  --------        --------        ---------
INCOME BEFORE MINORITY INTEREST ...........................................            698             911              918
MINORITY INTEREST .........................................................           (331)           (426)            (442)
                                                                                  --------        --------        ---------
NET INCOME ................................................................       R$   367        R$   485        R$    476
                                                                                  ========        ========        =========

(continue...)

================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
(Expressed in Brazilian Reais, except for number of shares)
================================================================================

(...continuation)

                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------------------
                                                                                     2000              2001            2002
                                                                                   ---------         --------        ---------
EARNINGS PER 1,000 SHARES
  Distributed earnings (dividends)
     . Common .............................................................        R$   2.14         R$  2.23         R$  2.36
     . Preferred "A" ......................................................             2.36             2.46             2.60
     . Preferred "B" ......................................................             2.14             2.23             2.36
     Undistributed earnings
     . Common .............................................................             2.81             3.52             3.32
     . Preferred "A" ......................................................             3.09             3.87             3.65
     . Preferred "B" ......................................................             2.81             3.52             3.32
  Basic and diluted earnings per share
     . Common .............................................................             4.95             5.75             5.68
     . Preferred "A" ......................................................             5.45             6.33             6.25
     . Preferred "B" ......................................................        R$   4.95         R$  5.75         R$  5.68
  Weighted average shares outstanding (in millions) - Basic and diluted
     . Common .............................................................           33,475           37,138           37,138
     . Preferred "A" ......................................................            3,844            3,844            3,844
     . Preferred "B" ......................................................           36,450           42,941           42,426

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in millions of Brazilian Reais, except for number of shares)
================================================================================


                                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                        NUMBER OF          -------------------------------------
                                                                         SHARES              2000          2001           2002
                                                                     ---------------       -------        -------        -------
CAPITAL
  Preferred shares "A" - balance beginning and end of year ...         3,843,541,338       R$  143        R$  143        R$  143
                                                                     ---------------       -------        -------        -------
  Preferred shares "B" - balance beginning of year ...........        36,357,835,701           697            959            970
    Stock issued in private offering .........................           232,663,384            --             11             --
    Stock issued in private offering .........................         6,758,000,000           262             --             --
                                                                     ---------------       -------        -------        -------
       Balance end of year ...................................        43,348,499,085           959            970            970
                                                                     ---------------       -------        -------        -------
  Common shares - balance beginning of year ..................        33,424,592,286           675            819            819
    Stock issued in private offering .........................         3,713,843,587           144             --             --
                                                                     ---------------       -------        -------        -------
       Balance end of year ...................................        37,138,435,873           819            819            819
                                                                     ---------------       -------        -------        -------

ADDITIONAL PAID IN CAPITAL - BALANCE BEGINNING OF YEAR .......                                  --             --             --
   Stock compensation plan ...................................                                  --             --              6
                                                                                           -------        -------        -------
      Balance end of year ....................................                                  --             --              6
                                                                                           -------        -------        -------

TREASURY STOCK, AT COST BALANCE BEGINNING OF YEAR ............                    --            --             --            (40)
  Purchase of own stock in a buy-back program ................           922,147,249            --            (40)            --
  Purchase of own stock ......................................                20,069            --             --             --
                                                                     ---------------       -------        -------        -------
  Balance end of year ........................................           922,167,318            --            (40)           (40)
                                                                     ---------------       -------        -------        -------

CAPITAL RESERVES - BALANCE BEGINNING OF YEAR .................                                 227            479            479
  Premium on stock issued ....................................                                 252             --             --
                                                                                           -------        -------        -------
       Balance end of year ...................................                                 479            479            479
                                                                                           -------        -------        -------

APPROPRIATED RETAINED EARNINGS
  Legal reserve - balance beginning of year ..................                                  54             76            105
    Transfer from retained earnings ..........................                                  22             29             30
                                                                                           -------        -------        -------
       Balance end of year ...................................                                  76            105            135
                                                                                           -------        -------        -------
  Unrealized income reserve - balance beginning of year ......                                 697            941          1,295
  Transfer from retained earnings ............................                                 244            354            422
                                                                                           -------        -------        -------
       Balance end of year ...................................                                 941          1,295          1,717
                                                                                           -------        -------        -------
  Special dividends reserve - balance beginning and end
     of year .................................................                                  37             37             37
                                                                                           -------        -------        -------
Total appropriated retained earnings .........................                               1,054          1,437          1,889
                                                                                           -------        -------        -------

ACCUMULATED OTHER COMPREHENSIVE LOSSES
  Securities available for sale - balance beginning of year ..                                 (25)           (21)           (33)
     Securities available for sale, net of applicable taxes ..                                   4            (12)           (96)
                                                                                           -------        -------        -------
        Balance end of year ..................................                                 (21)           (33)          (129)
                                                                                           -------        -------        -------
  Cash flow hedges, net of applicable taxes ..................                                  --             --            (12)
                                                                                           -------        -------        -------
        Balance end of year ..................................                                  --             --            (12)
                                                                                           -------        -------        -------
Total accumulated other comprehensive losses .................                                 (21)           (33)          (141)
                                                                                           -------        -------        -------

UNAPPROPRIATED RETAINED EARNINGS - BALANCE
  BEGINNING OF YEAR ..........................................                                 (45)          (103)          (189)
  Net income for the year ....................................                                 367            485            476

  Dividends - Preferred shares class "A" .....................                                  (9)           (10)           (10)
  Dividends - Preferred shares class "B" .....................                                 (78)           (95)          (100)

  Dividends - Common shares ..................................                                 (72)           (83)           (88)
  Transfer to reserves .......................................                                (266)          (383)          (452)
                                                                                           -------        -------        -------
       Balance end of year ...................................                                (103)          (189)          (363)
                                                                                           -------        -------        -------
Total Stockholders' Equity ...................................                             R$3,330        R$3,586        R$3,762
                                                                                           =======        =======        =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in millions of Brazilian Reais)
================================================================================

                                                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------------------
                                                                                     2000            2001              2002
                                                                                  ----------       ----------       ----------
OPERATING ACTIVITIES
  Net income ..............................................................       R$     367       R$     485       R$     476
  Provision for loan losses ...............................................              676            1,100            1,291
  Provision for insurance and private retirement claims ...................               56               43               98
  Depreciation ............................................................              224              258              259
  Amortization of goodwill and other intangibles ..........................               61              150               90
  Loss (gain) on unconsolidated companies .................................             (202)               8               (4)
  Loss on foreclosed assets ...............................................               49               45               26
  Loss on securities ......................................................               --              (18)             (49)
  Loss (gain) on sales of premises and equipment ..........................                1               (2)               8
  Deferred tax benefits ...................................................             (136)            (106)            (490)
  Equity in results of unconsolidated companies ...........................             (164)            (235)            (184)
  Stock-based compensation expenses .......................................               --               --                9
  Minority interest of consolidated subsidiaries ..........................              331              426              442
  Changes in assets and liabilities
     Trading assets (increase) decrease ...................................              818           (4,967)           4,461
     Other assets increase ................................................              (79)            (292)          (1,206)
     Other liabilities increase (decrease) ................................             (267)             235            1,969
                                                                                  ----------       ----------       ----------
          Net cash provided by (used in) operating activities .............            1,735           (2,870)           7,196
                                                                                  ----------       ----------       ----------
INVESTING ACTIVITIES
  Net increase in  deposits with banks ....................................               --             (339)             (12)
  Net (increase) decrease in Central Bank compulsory deposits .............               89             (112)          (2,385)
  Purchases of available for sale securities ..............................           (1,534)          (3,173)          (3,825)
  Proceeds from sales of available for sale securities ....................            1,397            1,469            2,033
  Purchases of securities held to maturity ................................             (588)            (155)          (5,455)
  Proceeds from matured and called securities held to maturity ............            1,399              329              870
  Net increase in loans ...................................................           (2,535)          (4,259)          (2,467)
  Acquisition of companies ................................................           (1,063)              --               53
  Acquisition of minority interest ........................................               --              (11)              --
  Purchases of premises and equipment .....................................             (316)            (498)            (279)
  Proceeds from sale of premises and equipment ............................               42               55              302
  Proceeds from sale of foreclosed assets .................................               27               90              144
  Purchases of unconsolidated companies ...................................             (112)            (222)            (117)
  Proceeds from sale of unconsolidated companies ..........................              342               40              303
  Dividends received from unconsolidated companies ........................               85              151              197
  Minority interest of consolidated subsidiaries ..........................              297             (177)            (201)
                                                                                  ----------       ----------       ----------
        Net cash used in investing activities .............................           (2,470)          (6,812)         (10,839)
                                                                                  ----------       ----------       ----------
FINANCING ACTIVITIES
  Net increase in deposits ................................................              995            4,852            6,118
  Net increase (decrease) in federal funds purchased
    and securities sold under repurchase agreements .......................            5,510           (2,163)           6,213
  Net increase in short-term borrowings ...................................              621              411               58
  Borrowings under long-term debt arrangements ............................            3,663            5,137            7,445
  Repayment of long-term debt .............................................           (5,017)          (4,486)          (4,396)
  Purchase of own stocks ..................................................               --              (40)              --
  Proceeds from sale of common and preferred stock ........................              658               --               --
  Cash dividends paid .....................................................             (155)            (165)            (194)
                                                                                  ----------       ----------       ----------
        Net cash provided by financing activities .........................            6,275            3,546           15,244
                                                                                  ----------       ----------       ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ......................            5,540           (6,136)          11,601
Cash and cash equivalents at beginning of year ............................            5,447           10,987            4,851
                                                                                  ----------       ----------       ----------
Cash and cash equivalents at end of year ..................................       R$  10,987       R$   4,851       R$  16,452
                                                                                  ==========       ==========       ==========
SUPPLEMENTAL:
Cash paid for interest (Note 2(b)) ........................................       R$   3,066       R$   5,562       R$   9,061
Cash paid for income ......................................................               74              179              261
Stock issued in exchange for purchased of minority interest ...............               --               11               --
Loans transferred to foreclosed ...........................................               69               66              129
Securities transferred from trading to available for sale .................               --               --            1,156
Securities transferred from trading to held to maturity ...................               --               --            1,178
Dividends declared but not paid ...........................................               77              100              104

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in millions of Brazilian Reais)

================================================================================

                                                                                       AS OF DECEMBER 31,
                                                                                  ----------------------------
                                                                                    2001                2002
                                                                                  ----------        ----------
ASSETS
  Cash and due from banks .................................................       R$     677        R$     934
  Interest-bearing deposits in other banks ................................            1,504             1,957
  Federal funds sold and securities purchased under resale agreements .....            2,670            13,561
                                                                                  ----------        ----------
      Cash and cash equivalents ...........................................            4,851            16,452
  Interest-bearing deposits in other banks ................................              339               352
  Central Bank compulsory deposits ........................................            1,561             3,926
  Trading assets, at fair value ...........................................           11,803             5,299
  Securities available for sale, at fair value ............................            3,132             6,196
  Securities held to maturity, at cost ....................................              661             6,622
  Loans ...................................................................           23,912            25,254
  Allowance for loan losses ...............................................           (1,276)           (1,389)
                                                                                  ----------        ----------
      Net loans ...........................................................           22,636            23,865
  Investments in unconsolidated companies .................................              892               574
  Premises and equipment, net .............................................            1,755             1,520
  Goodwill, net ...........................................................            1,012             1,079
  Other intangible, net ...................................................              360               270
  Other assets ............................................................            4,380             5,833
                                                                                  ----------        ----------
         Total Assets .....................................................       R$  53,382        R$  71,988
                                                                                  ==========        ==========

LIABILITIES
  Deposits from customers:
      Demand deposits .....................................................       R$   2,003        R$   3,247
      Time deposits .......................................................           10,858            16,854
      Savings deposits ....................................................            5,115             5,890
  Deposits from banks .....................................................              579                64
                                                                                  ----------        ----------
          Total deposits ..................................................           18,555            26,055
  Federal funds purchased and securities sold under repurchase agreements .            7,587            13,806
  Short-term borrowings ...................................................            6,240             6,305
  Long-term debt ..........................................................            7,847            10,928
  Other liabilities .......................................................            6,531             7,925
                                                                                  ----------        ----------
         Total Liabilities ................................................           46,760            65,019
                                                                                  ----------        ----------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTES 28 AND 29) ..................               --                --

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ............................              667               724
                                                                                  ----------        ----------

STOCKHOLDERS' EQUITY
  Preferred stock (Note 19) ...............................................            1,549             1,549
  Common stock (Note 19) ..................................................            2,142             2,142
  Additional paid in capital ..............................................               --                 9
  Treasury stock, at cost .................................................              (88)              (90)
  Capital reserves ........................................................              295               295
  Appropriated retained earnings ..........................................              288               338
  Accumulated other comprehensive losses ..................................              (54)             (234)
  Unappropriated retained earnings ........................................            1,823             2,236
                                                                                  ----------        ----------

         Total Stockholders' Equity .......................................            5,955             6,245
                                                                                  ----------        ----------

         Total Liabilities and Stockholders' Equity .......................       R$  53,382        R$  71,988
                                                                                  ==========        ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(Expressed in millions of Brazilian Reais)
================================================================================

                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------------------
                                                                                    2000              2001             2002
                                                                                  ---------        ---------        ---------
INTEREST INCOME
  Interest and fees on loans ..............................................       R$  3,872        R$  6,677        R$  8,514
  Interest on federal funds sold and securities purchased under
      agreements to resell ................................................             452              506              652
  Interest on securities:
     Trading ..............................................................           1,086            1,861              906
     Available for sale ...................................................             179              346            1,500
     Held to maturity .....................................................              83               56            3,113
  Interest on deposits in other banks .....................................             104              187              182
  Interest on Central Bank compulsory deposits ............................              35               74              173
  Interest on other assets ................................................               2                6                5
                                                                                  ---------        ---------        ---------
          Total interest income ...........................................           5,813            9,713           15,045
                                                                                  ---------        ---------        ---------
INTEREST EXPENSE
   Interest on deposits:
     From banks ...........................................................              18               53               37
     From customers:
        Savings deposits ..................................................             233              338              404
        Time deposits .....................................................             683            1,331            2,411
   Interest on federal funds purchased and securities
       sold under agreements to repurchase ................................             438            1,134            1,270
   Interest on short-term borrowings ......................................             583            1,142            2,064
   Interest on long-term debt .............................................           1,150            1,542            3,557
                                                                                  ---------        ---------        ---------
          Total interest expense ..........................................           3,105            5,540            9,743
                                                                                  ---------        ---------        ---------
NET INTEREST INCOME .......................................................           2,708            4,173            5,302
     Provision for loan losses ............................................             676            1,100            1,291
                                                                                  ---------        ---------        ---------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES .......................           2,032            3,073            4,011
                                                                                  ---------        ---------        ---------
NON INTEREST INCOME
   Fee and commission income ..............................................           1,134            1,653            1,854
   Trading income (expenses) ..............................................              91              120           (1,972)
   Net gain on securities .................................................              --               18               49
   Net gain on foreign currency transactions ..............................              17               67               96
   Equity in results of unconsolidated companies ..........................             164              235              184
   Insurance, private retirement plan and pension investment contracts ....             794            1,046            1,291
   Other non-interest income ..............................................             767              622            1,714
                                                                                  ---------        ---------        ---------
          Total non-interest income .......................................           2,967            3,761            3,216
                                                                                  ---------        ---------        ---------
NON INTEREST EXPENSE
   Salaries and benefits ..................................................           1,234            1,716            1,783
   Administrative expenses ................................................           1,524            2,134            2,202
   Amortization of goodwill and other intangibles .........................              62              150               90
   Insurance, private retirement plan and pension investment contracts ....             750              955            1,306
   Other non-interest expense .............................................             718              932            1,204
                                                                                  ---------        ---------        ---------
          Total non-interest expense ......................................           4,288            5,887            6,585
                                                                                  ---------        ---------        ---------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST ..........................             711              947              642
                                                                                  ---------        ---------        ---------
INCOME TAXES
  Current .................................................................            (149)            (144)            (214)
  Deferred ................................................................             135              106              490
                                                                                  ---------        ---------        ---------
           Total income taxes .............................................             (14)             (38)             276
                                                                                  ---------        ---------        ---------
INCOME BEFORE MINORITY INTEREST ...........................................             697              909              918
MINORITY INTEREST .........................................................             (69)             (84)            (115)
                                                                                  ---------        ---------        ---------
NET INCOME ................................................................       R$    628        R$    825        R$    803
                                                                                  =========        =========        =========

(continue...)

================================================================================

UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(Expressed in Brazilian Reais, except for number of shares)
================================================================================

(...continuation)

                                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                                     -------------------------------------------
                                                                                       2000              2001             2002
                                                                                     ---------        ---------        ---------
EARNINGS PER 1,000 SHARES
     Distributed earnings (dividends)
        . Common ..........................................................          R$   2.23        R$   2.22        R$   2.35
        . Preferred .......................................................               2.46             2.44             2.58
     Undistributed earnings
        . Common ..........................................................               2.64             3.42             3.19
        . Preferred .......................................................               2.90              3.7             3.51
     Basic and diluted earnings per share
        . Common ..........................................................               4.87             5.64             5.54
        . Preferred .......................................................          R$   5.36        R$   6 21        R$   6.09
     Weighted average shares outstanding (in millions) - Basic and diluted
        . Common ..........................................................             65,057           75,569           75,569
        . Preferred .......................................................             57,976           64,331           62,988

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in millions of Brazilian Reais, except for number of shares)


================================================================================


                                                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                                  NUMBER OF       ------------------------------------------
                                                                   SHARES            2000          2001         2002
                                                               ----------------   ------------     ----------     ----------
CAPITAL
  Preferred shares  - balance beginning of year ...........      58,207,281,836   R$     1,056     R$   1,407     R$   1,549
     Stock issued in private subscription .................       6,877,143,749            351             --             --
     Stock issued in private subscription .................         232,663,384             --              2             --
     Transfer from reserves and retained earnings .........                  --             --            140             --
                                                               ----------------   ------------     ----------     ----------
       Balance end of year ................................      65,317,088,969          1,407          1,549          1,549
                                                               ----------------   ------------     ----------     ----------
  Common shares - balance beginning of year ...............      64,912,281,836          1,268          1,979          2,142
     Stock issued in private subscription .................      10,656,462,513            711             --             --
     Transfer from reserves ...............................                  --             --            163             --
                                                               ----------------   ------------     ----------     ----------
       Balance end of year ................................      75,568,744,349          1,979          2,142          2,142
                                                               ----------------   ------------     ----------     ----------
ADDITIONAL PAID IN CAPITAL - BALANCE BEGINNING OF YEAR ....                                 --             --             --
     Stock compensation plan ..............................                                 --             --              9
                                                                                  ------------     ----------     ----------
       Balance end of year ................................                                 --             --              9
                                                                                  ------------     ----------     ----------
TREASURY STOCK, AT COST
  Preferred shares  - balance beginning of year ...........         324,523,855             (5)            (5)           (88)
     Purchase of own stock in a buy-back program ..........       1,973,097,251             --            (83)            --
     Purchase of own stock in a buy-back program ..........          41,440,138             --             --             (2)
                                                               ----------------   ------------     ----------     ----------
       Balance end of year ................................       2,339,061,244             (5)           (88)           (90)
                                                               ----------------   ------------     ----------     ----------
CAPITAL RESERVES
  Share premium - balance beginning of year ...............                                222            261            261
     Premium on stock issued ..............................                                 39             --             --
                                                                                  ------------     ----------     ----------
        Balance end of year ...............................                                261            261            261
                                                                                  ------------     ----------     ----------
  Treasury stock sold - balance beginning and
     end of year ..........................................                                 13             13             13
                                                                                  ------------     ----------     ----------
  Fiscal incentive investment reserve - balance
     beginning and end of year ............................                                 21             21             21
                                                                                  ------------     ----------     ----------
Total capital reserves ....................................                                295            295            295
                                                                                  ------------     ----------     ----------
APPROPRIATED RETAINED EARNINGS
  Legal reserve - balance beginning of year ...............                                153            190            224
    Transfer from retained earnings .......................                                 37             49             50
    Transfer to capital stock .............................                                 --            (15)            --
                                                                                  ------------     ----------     ----------
        Balance end of year ...............................                                190            224            274
                                                                                  ------------     ----------     ----------
  Special dividends reserve - balance beginning and end
    of year ...............................................                                 64             64             64
                                                                                  ------------     ----------     ----------
Total appropriated retained earnings ......................                                254            288            338
                                                                                  ------------     ----------     ----------
ACCUMULATED OTHER COMPREHENSIVE LOSSES
  Securities available for sale - balance beginning of year                                (41)           (35)           (54)
     Securities available for sale, net of applicable taxes                                  6            (19)          (160)
                                                                                  ------------     ----------     ----------
        Balance end of year ...............................                                (35)           (54)          (214)
                                                                                  ------------     ----------     ----------
  Cash flow hedges, net of applicable taxes ...............                                 --             --            (20)
                                                                                  ------------     ----------     ----------
        Balance end of year ...............................                                 --             --            (20)
                                                                                  ------------     ----------     ----------
Total accumulated other comprehensive losses ..............                                (35)           (54)          (234)
                                                                                  ------------     ----------     ----------
UNAPPROPRIATED RETAINED EARNINGS - BALANCE
  BEGINNING OF YEAR .......................................                              1,353          1,657          1,823
  Net income for the year .................................                                628            825            803
  Dividends - Preferred shares ............................                               (142)          (156)          (163)
  Dividends - Common shares ...............................                               (145)          (167)          (177)
  Transfer to capital .....................................                                 --           (287)            --
  Transfer to reserves ....................................                                (37)           (49)           (50)
                                                                                  ------------     ----------     ----------
        Balance end of year ...............................                              1,657          1,823          2,236
                                                                                  ------------     ----------     ----------
Total Stockholders' Equity ................................                       R$     5,552     R$   5,955     R$   6,245
                                                                                  ============     ==========     ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS


================================================================================

UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in millions of Brazilian Reais)


================================================================================




                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              2000          2001          2002
                                                                          ----------     ----------     ----------

OPERATING ACTIVITIES
  Net income .........................................................    R$     628     R$     825     R$     803
  Provision for loan losses ..........................................           676          1,100          1,291
  Provision for insurance and private retirement claims ..............            56             43             98
  Depreciation .......................................................           224            258            259
  Amortization of goodwill and other intangibles .....................            62            150             90
  Loss (gain) on unconsolidated companies ............................          (202)             8             (4)
  Loss on foreclosed assets ..........................................            49             45             26
  Loss on securities .................................................            --            (18)           (49)
  Loss (gain) on sales of premises and equipment .....................             1             (2)             8
  Deferred tax benefits ..............................................          (135)          (106)          (490)
  Equity in results of unconsolidated companies ......................          (164)          (235)          (184)
  Stock-based compensation expenses ..................................            --             --              9
  Minority interest of consolidated subsidiaries .....................            69             84            115
  Changes in assets and liabilities
     Trading assets (increase) decrease ..............................           818         (4,967)         4,461
     Other assets decrease ...........................................           (75)          (294)        (1,204)
     Other liabilities increase (decrease) ...........................          (278)           212          1,971
                                                                          ----------     ----------     ----------
          Net cash provided by (used in) operating activities ........         1,729         (2,897)         7,200
                                                                          ----------     ----------     ----------
INVESTING ACTIVITIES
  Net increase in deposits with banks ................................            --           (339)           (12)
  Net (increase) decrease in Central Bank compulsory deposits ........            89           (112)        (2,385)
  Purchases of available for sale securities .........................        (1,534)        (3,173)        (3,825)
  Proceeds from  sales of available for sale securities ..............         1,397          1,469          2,033
  Purchases of securities held to maturity ...........................          (588)          (155)        (5,455)
  Proceeds from  matured and called securities held to maturity ......         1,399            329            870
  Net increase in loans ..............................................        (2,535)        (4,259)        (2,467)
  Acquisition of companies ...........................................        (1,063)            --             53
  Acquisition of minority interest ...................................            --            (11)            --
  Purchases of premises and equipment ................................          (316)          (498)          (279)
  Proceeds from sale of premises and equipment .......................            42             55            302
  Proceeds from sale of foreclosed assets ............................            27             90            144
  Purchases of unconsolidated companies ..............................          (112)          (222)          (117)
  Proceeds from sale of unconsolidated companies .....................           342             40            303
  Dividends received from unconsolidated companies ...................            85            151            197
  Minority interest of consolidated subsidiaries .....................           (20)             4            (57)
                                                                          ----------     ----------     ----------
        Net cash used in investing activities ........................        (2,787)        (6,631)       (10,695)
                                                                          ----------     ----------     ----------
FINANCING ACTIVITIES
  Net increase in deposits ...........................................         1,001          4,853          6,117
  Net increase (decrease) in federal funds purchased
       and securities sold under repurchase agreements ...............         5,510         (2,163)         6,213
  Net increase in short-term borrowings ..............................           621            410             58
  Borrowings under long-term debt arrangements .......................         3,663          5,137          7,445
  Repayment of long-term debt ........................................        (5,017)        (4,486)        (4,396)
  Proceeds from sale of common and preferred stock ...................         1,101             --             --
  Purchase of own stocks .............................................            --            (83)            (2)
  Cash dividends paid ................................................          (281)          (276)          (339)
                                                                          ----------     ----------     ----------
        Net cash provided by financing activities ....................         6,598          3,392         15,096
                                                                          ----------     ----------     ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .................         5,540         (6,136)        11,601
  Cash and cash equivalents at beginning of year .....................         5,447         10,987          4,851
                                                                          ----------     ----------     ----------
  Cash and cash equivalents at end of year ...........................    R$  10,987     R$   4,851     R$  16,452
                                                                          ==========     ==========     ==========
SUPPLEMENTAL:
  Cash paid for interest (Note 2(b)) .................................    R$   3,066     R$   5,562     R$   9,061
  Cash paid for income taxes .........................................            74            179            261
  Stock issued in exchange for purchased minority interest ...........            --              2             --
  Loans transferred to foreclosed assets .............................            69             66            129
  Securities transferred from trading to available for sale ..........            --             --          1,156
  Securities transferred from trading to held to maturity ............            --             --          1,178
  Dividends declared but not paid ....................................           133            171            180

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
================================================================================

NOTE 1 - BASIS OF PRESENTATION

         Unibanco Holdings S.A. ("Holdings") is a limited liability company formed under the laws of the Federative Republic of Brazil. The activities of Holdings are conducted exclusively through its subsidiary Unibanco - Uniao de Bancos Brasileiros S.A. ("Unibanco" or the "Bank"), which is a multiple service bank under Brazilian banking regulations, headquartered in Sao Paulo, Brazil. At December 31, 2001 and 2002, Holdings held 96.59% and 15.94%, of Unibanco's common (voting) and preferred (nonvoting) shares, respectively. The preferred shares of Unibanco confer dividend rights 10% greater than those of the common shares.

         Unibanco is a full-service financial institution providing, directly and indirectly through its subsidiaries, a wide variety of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent through its offices, branches and subsidiaries in Nassau (Bahamas); Grand Cayman (Cayman Islands); New York, New York (USA); Asuncion (Paraguay); Luxembourg (Luxembourg) and London (England).

         These Notes to the consolidated financial statements cover both Unibanco and Holdings, and generally are applicable to both companies; however, when a particular Note is only applicable to Unibanco or Holdings individually (such as Note 19 which deals with stockholders' equity and matters relating to the by-laws) we have highlighted this fact.

         We are organized under four main lines of business: retail banking, wholesale banking, insurance and wealth management (comprising asset management and private banking). Our retail banking products and services are designed to service individuals and small businesses and include a wide variety of credit and non-credit products and services, such as overdraft loans, consumer finance, credit cards and a number of deposit accounts. Our wholesale banking business involves a variety of credit products and, increasingly, the provision of fee-based non-credit products and services to large and middle market companies in Brazil, such as cash management, investment banking and receivables collection. We conduct our insurance and savings-related products business through our subsidiaries providing life, auto, property and casualty insurance coverage to individuals and businesses, as well as pension and retirement plans, and savings and annuities products. Our subsidiary Unibanco Asset Management - Banco de Investimentos S.A., offers, manages and administers a wide variety of investment funds and assets of corporations, private bank customers, foreign investors and individuals. See Note 31 with respect to segment information.

         The consolidated financial statements of Holdings include the accounts of Holdings and its majority-owned subsidiary, Unibanco. The consolidated financial statements of Unibanco include the accounts of Unibanco and its majority-owned subsidiaries. Such financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All material intercompany accounts and transactions have been eliminated in consolidation.

================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
================================================================================

               The primary subsidiaries of Unibanco as of December 31, 2002 are:

                                                                                                        OWNERSHIP INTEREST
                                                                                                      ---------------------
DIRECT AND INDIRECT SUBSIDIARY COMPANIES                           ACTIVITY              COUNTRY       TOTAL         VOTING
----------------------------------------                       --------------------      -------      -------       -------
.. Unibanco AIG Seguros S.A.                                    insurance                  Brazil       49.700%       52.752%
     Unibanco AIG Previdencia S.A.                             pension and
                                                               retirement plans           Brazil       49.700        49.700
     Unibanco AIG Saude Seguradora S.A.                        insurance                  Brazil       49.700        49.700
.. Unibanco Representacao e Participacoes Ltda.                 holding                    Brazil       99.279        99.999
     Unibanco Companhia de Capitalizacao                       savings and
                                                                 annuities products       Brazil       99.271        99.271
     Administradora e Corretora de Seguros Unibanco Ltda.      insurance broker           Brazil       99.278        99.278
.. Banco Credibanco S.A.                                        credit card                Brazil       98.883        98.917
.. Banco Fininvest S.A.                                         bank and credit card       Brazil       99.920       100.000
.. Banco Dibens S.A.                                            bank                       Brazil       51.000        51.000
     Dibens Leasing S.A. - Arrendamento Mercantil              leasing                    Brazil       50.999        50.999
.. Banco1.net S.A.                                              bank                       Brazil       54.986        64.690
.. Unibanco Leasing S.A. - Arrendamento Mercantil               leasing                    Brazil       99.999        99.999
.. Unibanco Asset Management - Banco de Investimento
     S.A.                                                      asset
                                                               management                 Brazil       99.999        99.999
.. Unibanco Corretora de Valores Mobiliarios S.A.               security broker            Brazil       99.999        99.999
                                                                                          Cayman
.. Unipart Participacoes Internacionais Ltd.                    holding                    Island      100.000       100.000
     Unibanco - Uniao de Bancos Brasileiros (Luxembourg)
        S.A.                                                   bank                   Luxembourg       99.999        99.999
                                                                                          Cayman
     Unibanco Cayman Bank Ltd.                                 bank                       Island      100.000       100.000
                                                                                          Cayman
     Unicorp Bank & Trust Ltd.                                 private bank               Island      100.000       100.000
     Interbanco S.A.                                           bank                     Paraguay       99.999        99.999
     Unibanco Securities Inc.                                  security broker               USA      100.000       100.000
     Unibanco Securities Ltd.                                  security broker           England      100.000%      100.000%

         For a description of Unibanco's investments in unconsolidated companies, see Notes 2 (j) and 11.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions in accordance with U.S. GAAP. The consolidated financial statements include various estimates and assumptions, including the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the amount of valuation allowances on deferred tax assets, the amount of insurance reserves, and the selection of useful lives of certain assets. Actual results in future periods could differ from those estimates.

         These consolidated financial statements differ from our statutory consolidated financial statements as filed with the applicable Brazilian authorities primarily as a result of preparing such consolidated financial statements in accordance with U.S. GAAP.

(a)      Cash and cash equivalents

         For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks and federal funds sold and securities purchased under resale agreements with original maturities within three months or less.

================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
================================================================================

         In order to improve the presentation of the financial statements we reclassified the amount of R$5,101 in 2001 from "Federal funds sold and securities purchased under resale agreements" to "Trading assets", for comparative purposes to conform to the current year presentation.

(b) Presentation of interest-earning assets and interest-bearing liabilities

         Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued interest and monetary correction adjustments. Such presentation is required since accrued interest and monetary correction adjustments are added to the outstanding principal each period for substantially all of such assets and liabilities.

         The accrual of interest on typical Brazilian financial assets and liabilities includes nominal interest rates and a monetary correction component. Such monetary correction may be related to an inflation index, changes in foreign exchange rates (usually U.S. Dollar) or other floating interest rate. The interest rate and monetary correction are applied at the end of each month to the principal balance of each operation. The updated value becomes the new basis for the accrual of the next month's interest and monetary correction, and so forth, until settled. As a result, it is not practical (and it would not reflect the actual return on our investments) to segregate only the interest rate component for purposes of showing our average consolidated balance sheet and interest rate data. On the other hand, for prospective financial information we only considered the interest rate component, as we cannot predict the effects of monetary correction up to the maturity date.

         The total interest and monetary correction accrued on the outstanding principal of assets and liabilities was R$1,170 and R$880 at December 31, 2001 and R$1,797 and R$1,563 at December 31, 2002, respectively.

(c) Securities purchased under resale agreements and securities sold under repurchase agreements

         We enter into very short-term purchases of securities under resale agreements and sales of securities under repurchase agreements of substantially identical securities. The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are accounted for as short-term secured borrowings and are carried on the balance sheet together with accrued interest. Generally, our policy is to obtain control or take possession of the securities purchased under resale agreements and we do not account for the securities underlying such agreements as securities in the consolidated balance sheets. On the other hand, the securities underlying the repurchase agreements remain in the securities accounts. We closely monitor the market value of the underlying securities collateralizing the resale agreements in order to limit our credit risk with counterparties.

(d)      Trading assets

         Securities classified as trading in accordance with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Investments in Debt and Equity Securities", are carried at fair value and recorded in trading assets as of their trade date. Realized and unrealized gains (losses) on trading securities are recognized currently in "Non-interest income - trading income (expense)".

(e)      Derivative instruments and hedging activities

         We use a variety of derivatives, such as forwards, futures, swaps and options, as part of our overall asset and liability risk management. As required by SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, we recognize all derivatives on the balance sheet as either assets or liabilities, at fair value, based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted prices for instruments with similar characteristics.

         The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Derivatives not designated as hedges are recorded as trading assets or liabilities and the gain or loss is recognized in current earnings in "trading income (expenses) in non-interest income".

================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
================================================================================

         For those derivatives that are designated and qualify as hedging instruments, we formally document the relationships between the hedging instruments and hedged items, as well as its risk management objective and strategy before undertaking the hedge. We assess at the inception of the hedge and thereafter, whether the derivative used in our hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value or estimated cash flows of the hedged items. We discontinue hedge accounting prospectively when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, the derivative expires or is sold, or management discontinues the derivative's hedge designation. In those circumstances, amounts included in accumulated other comprehensive losses regarding a cash flow hedge are recognized in earnings to match the earnings recognition pattern of the hedged item.

         The adoption of SFAS 133 in January 1, 2001 did not have a impact in our consolidated financial statements, since prior to the implementation date and during 2001, we accounted for all our derivatives at fair value and as other than hedging instruments, with realized and unrealized gains and losses recognized in current operations.

         For derivatives that are designated as fair value hedges, the gain or loss on derivatives as well as the loss or gain on the hedged items are recognized in current earnings. For derivatives designated as cash flow hedges, the effective portions of the gain or loss on derivatives are reported as a component of "Accumulated other comprehensive losses" and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. Any remaining gain or loss on these derivatives is recognized in current earnings. A highly effective hedging relationship is one in which we achieve offsetting changes in fair value or cash flows for the risk being hedged. We did not discontinue any cash flow or fair value hedges in 2002. There are no components of the change in fair value of the derivatives that are excluded in assessing hedge effectiveness.

         In 2002, we entered into swaps to hedge our exposure to changes in the fair value of certain interest-bearing liabilities due to both, foreign exchange and interest rate risks. These derivatives were designated as fair value hedges. We also entered into future contracts to minimize the variability in cash flows of interest-bearing liabilities caused by interest rate fluctuations. These derivatives were designated as cash flow hedges.

         Financial derivatives involve, to varying degrees, interest rate, market and credit risk. We manage these risks as part of our asset and liability management process and through credit policies and procedures. We seek to minimize counterparty credit risk by entering into transactions with only a select number of high-quality institutions. A large part of our derivatives are negotiated on the Brazilian Futures and Commodities Exchange ("BM&F"). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. We believe the credit risk associated with these types of instruments is minimal. For swap contracts, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, we analyze the credit risk and recorded provision for probable losses.

(f)      Available for sale and held to maturity securities

         We classify securities in accordance with SFAS 115. These classifications are determined based on our intent with respect to the securities on the date of purchase (trade date). Gains and losses on the sale of securities are recognized on a specific identification basis on the applicable trade date.

         Generally, we classify debt and equity securities as available for sale based on current economic conditions, including interest rates. Securities available for sale are recorded at fair value with unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes (losses of R$54 and R$214 at December 31, 2001 and 2002, respectively). Securities available for sale are used as part of our overall interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

         Debt securities for which we have the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost.

================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


         Declines in the fair value of available for sale and held to maturity securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.

(g) Loans

         Loans are stated at principal plus accrued interest receivable, and local currency indexation (as explained in Note 2 (b)). Interest income is recorded on an accrual basis and are added to the principal amount of the loan each period. The accrual of interest income and monetary correction are generally discontinued on all loans that are not considered collectible as to principal or interest, unless the collection of both principal and interest is assured by collateral, guarantees or other security and is in the process of collection. Such nonaccrual loans are considered nonperforming loans and are subject to the procedures described in Note 2 (i). Loan origination fees and costs are not material to the financial statements and, therefore, they are recognized in the net income as incurred.

         Direct lease financing is carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income. Lease financing income is recognized over the term of the lease.

(h) Allowance for loan losses

         The allowance for loan losses is the amount that has been provided for probable losses in the loan portfolio. The allowance is increased by provisions for loan losses and recoveries of loans previously charged-off and is reduced by charged-off loans deemed uncollectible. Our evaluation of the adequacy of the allowance is based on regular reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibility of loans. The allowance for loan losses is maintained at a level that we believe to be sufficient to absorb estimated probable credit losses inherent in the loan portfolio.

(i) Nonperforming and impaired loans

         We consider certain loans as impaired (except for smaller homogeneous loans) when in our judgment all amounts due, including accrued interest, are no longer considered collectible in accordance with the loans contractual terms, as defined in SFAS 114, "Accounting for Impairment of a Loan by a Creditor", as amended by SFAS 118 "Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures". We consider all loans 60 days or more overdue as nonperforming and those of larger balance nature are subject to specific review for impairment. We then measure impaired loans based on (i) the present value of the loan's expected cash flows; (ii) the observable market value of the loan; or
(iii) the realizable value of the underlying collateral for collateral-dependent loans. A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above. Loans are charged-off against the allowance when the loan is not collected or is considered permanently impaired. Charge-off normally occurs if no payment is received within 360 days from its due date. The allowance is adjusted in future periods for changes in the estimated probable losses inherent in the portfolio. Interest collections including indexation readjustments, received in each period on non-accrual loans are included in interest income on loans. Such amounts are not considered significant.

         Our subsidiary Fininvest, has the same provisioning policy as us but adopts a shorter period for charge-offs (typically between 180 and 210 days). Fininvest operates in the lower income consumer credit market and has a high rate of defaults compensated by the higher interest rates it charges to its customers. The same charge-off policy is adopted with respect to our credit card activities.

         Small-balance homogenous loans, such as overdrafts, credit card, residential housing loans and consumer installment loans are aggregated for the purpose of measuring impairment. The assessment of the adequacy of the allowance for loan losses for small-balance homogenous loans includes consideration of factors such as economic conditions, portfolio risk characteristics and prior loss experience among others.

         The balance of nonperforming loans and the allowance for impaired loans is disclosed in Note 9.


--------------------------------------------------------------------------------
                                      F-17

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


(j) Investments in unconsolidated companies

         Investments in unconsolidated companies, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of results of the investee, as reported under U.S. GAAP, is recognized in the statements of income in one amount as "Equity in results of unconsolidated companies", and dividends are credited when declared to the "Investments in unconsolidated companies" account in the balance sheets.

         Investments in companies of less than 20% with no readily determinable market value are recorded at cost (unless we have the ability to exercise significant influence over the operations of the investee in which case we use the equity method) and dividends are recognized in income when received. See
Note 11.

(k) Premises and equipment

         Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method at the following annual rates: buildings - 4%, furniture and equipment - 10% and data processing equipment and vehicles - 20%. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the maturity of the lease contract, generally between 5 and 10 years. Expenditures for maintenance and repairs are charged to non-interest expense as incurred.

         We assess impairment in accordance with the requirements of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" when events and circumstances indicate that such impairment may exist. No such impairment has been identified through December 31, 2002.

(l) Costs of software developed or obtained for internal use

         We adopt Statement of Position ("SOP") 98-1 "Accounting for the Cost of Software Developed or Obtained for Internal Use" and accordingly we capitalize certain costs associated with internally developed internal-use software. Amortization is computed on the straight-line method over no more than five years.

         In accordance with SOP 98-1, we capitalize all costs related with software developed or obtained for internal use, except the costs related with the planning and production stage, which are expensed.

(m) Goodwill and other intangibles

         Prior to December 31, 2001 goodwill on acquisitions was being amortized over no more than 10 years, representing the expected beneficial life of the operations acquired, using the straight-line method or proportionally to the expected benefited.

         Effective January 1, 2002, we implemented SFAS 142 "Goodwill and Other Intangible Assets", which changed the accounting for goodwill from the amortization of goodwill to an impairment-only approach.

         In accordance with SFAS 141 "Business Combination" and SFAS 142, the net assets of companies acquired in purchased transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on straight-line basis, over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on annual basis at the reporting unit level. The impairment test compares the fair value of the reporting unit with the carrying amount of the net assets (including goodwill). If the fair value of the reporting unit exceeds the carrying amount of the net assets (including goodwill), the goodwill is considered not impaired; however, if the carrying amount of the net assets exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. Impairment loss is recorded to the extend that the carrying amount of goodwill exceeds its implied fair value. Fair value was determined by using discounted cash flow methodology, and no impairment adjustment was necessary at January 1st or December 31, 2002.


--------------------------------------------------------------------------------
                                      F-18

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


         Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. At December 31, 2002, intangible assets included in our consolidated balance sheet consist of the customer relationship intangibles of Banco Bandeirantes S.A. ("Bandeirantes") that are being amortized over 5 years.

(n) Foreclosed assets, including real estate

         Assets received upon foreclosure of loans or in lieu of foreclosure, including real estate, are initially recorded the lower of (a) fair value minus estimated costs to sell, or (b) the carrying value of the loan; with initial differences recorded as a charge to the allowance for loan losses. Subsequent decreases in the fair value of the asset are recorded as a valuation allowance with a corresponding charge to non-interest expense. Net costs of maintaining such assets are expensed as incurred. In accordance with Brazilian banking regulations, we are required to dispose of such assets within one year of foreclosure.

(o) Transfers of financial assets

         Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets has been isolated from us (2) the transfer obtains the right (free of condition that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) we do not maintain effective control over the transferred assets through agreements to repurchase them before their maturity. Transfers of financial assets that do not meet these requirements are accounted for as secured borrowings (see 2(c) and (p)).

(p) Special purpose company (SPC)

         Special Purpose Companies are broadly defined as legal entities structured for a particular purpose. The UBB Diversified Payments Rights Finance Company ("SPC"), incorporated in the Cayman Islands as an exempted liability company, conducts securitization arrangements related to our future flow of electronic remittance payment orders (see Note 16). This SPC does not meet the criteria for a Qualifying Special Purpose Company, as defined in SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and in accordance with Emerging Issues Task Force Topic D-14 "Transactions Involving Special Purpose Entities", is required to be consolidated. General factors to be considered in making this determination include whether the majority owner (or owners) of the SPC is independent of us, has made a substantive capital investment in the SPC, has control of the SPC, or possesses the substantive risks and rewards of ownership of the SPC.

         In response to demands to strengthen existing accounting guidance regarding the consolidation of SPCs and other off-balance sheet entities, in January 2003 the FASB issued Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51" which provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in consolidated financial statement. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. We believe that the adoption of FIN 46 will not have a significant impact on our consolidated financial position and results of operations.

(q) Income taxes

         We account for income taxes in accordance with SFAS 109, "Accounting for Income Taxes". SFAS 109 is an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax law and rates are reflected in the period in which they are enacted. If, after considering future tax consequences, we believe that the carrying value of any deferred tax asset is "more likely than not" unrealizable, then we establish a valuation allowance equal to that amount.


--------------------------------------------------------------------------------
                                      F-19

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


(r) Insurance premiums, deferred acquisition costs, reserves for insurance claims, private retirement plan benefits and pension investment contracts

         Insurance Premiums - Our insurance contracts are considered short-duration insurance contracts. Premiums from short duration insurance contracts for life and accident insurance business, are recognized when due and for property and casualty, are recognized over the related contract period. Insurance premiums are included as "Non interest income - insurance, private retirement plan and pension investment contracts".

         Deferred acquisition costs - The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include mainly commissions, costs of policy insurance and variable field office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are charged to expense.

         Insurance policy and claims reserves - Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. Reserves are adjusted regularly based upon experience with the effects of changes in such estimated reserves included in the results of operations in the period in which the estimated are changes and include an estimated reserves for reported and unreported claims incurred, recorded in "Other liabilities".

         Reserves for private retirement plan benefits are established based on actuarial calculations.

         Pension investment contracts - Certain products offered by us, such as pension investment contracts and funds where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, "Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from Sale of Investments". During the accumulation phase of the pension investment contracts and funds where the investment risk is for the account of policyholder, in which the policyholders have agreed to the insurance terms of the plan, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts and funds where the investment risk is for the account of policyholder are equal to the account value. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by withdrawals and administrative expenses charged to the policyholders. The interest credited is included in changes in "Non interest expense - Insurance, private retirement plan and pension investment contracts ". The securities related to these pension investment contracts are classified as "trading assets" and "securities available for sale" in the Consolidated Financial Statements.

(s) Fee income

         We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or deferred and recognized over the life of the contract (investment management and credit card).

(t) Translation of foreign currency operations into reais

         The functional currency used for foreign operations is the Brazilian Real. Assets and liabilities of foreign operations, substantially all of which are monetary in nature, are translated into Brazilian reais at the respective period-end exchange rates and revenues and expenses are translated at a weighted average of exchange rates during the period. Other transactions denominated in foreign currencies are translated into Brazilian reais at the transaction date. Foreign exchange transaction gains and losses on foreign operations are recognized currently in interest income and interest expense, respectively.


--------------------------------------------------------------------------------
                                      F-20

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


(u) Employee benefits

         (i) Pension plan

         We do not maintain defined-benefit private pension plans or other postretirement benefit plans for our employees, except for a very minor and fully funded plan covering 2 employees in December 2002. However, we are required to make employer contributions to the Brazilian Government pension, welfare benefit and redundancy plans which are expensed as incurred. Such contributions totaled R$216, R$317 and R$319 in 2000, 2001 and 2002, respectively. In addition, we make contributions to a defined-contribution plan for our employees at their election. The contributions to the plan were not material in any of the reported periods. A substantial portion of our employees belong to an union and are subject to a collective bargaining agreement with the Bank.

         (ii) Stock-based compensation

         We established a stock-based employee compensation plan in 2001 which is described more fully in Note 25. We account for this plan in accordance with SFAS 123 "Accounting for Stock Based Compensation". Under SFAS 123, the stock options were recorded as an expense over the vesting period based on the fair value accounting calculated using a Black-Scholes model.

(v) Restructuring charges

         Generally, we expense costs associated with restructuring plans when incurred. However, if a formal detailed plan has been adopted and approved by management and communicated to employees, the costs are accrued in the period in which the plan is formalized and the costs can be estimated. Restructuring charges typically include employee-related costs and incremental costs for which no future benefit can be derived as a direct result of the restructuring activities.

         Qualifying restructuring charges relating to major acquisitions are accrued at the time of the acquisition and included in the determination of the total purchase price (see Note 20).

(w) Earnings per share

         In accordance with normal Brazilian practice, we have presented earnings per share (EPS) per one thousand shares in order to avoid undue rounding, and because Holdings' and Unibanco's shares are traded in lots of 1,000 on the Brazilian stock exchanges.

         In calculating EPS, Unibanco and Holdings have adopted the two class method. This method is an earnings allocation formula that determines earnings per share for each class of common shares and preferred shares according to dividends declared and participation rights to undistributed earnings. Under this method, net income is first reduced by the amount of dividends declared in the current period for each class of share, the remaining earnings are then allocated to common share and preferred share to the extent each security may share in earnings. The total earnings allocated to each share (i.e. actual dividends declared and the amount allocated for the participation feature) is then divided by the number of weighted average shares outstanding.

         Diluted earnings purchase is based on the same adjusted net income as in the basic EPS and the weighted - average number of shares outstanding is increased by the number of shares that would be issued assuming the exercise of stock options. Basic and diluted earnings per share are the same in 2000 and 2001 since no stock options, convertible securities or other stock equivalents were outstanding for the years. In 2002 we issued a stock options convertible securities and calculated the diluted earnings but the dilution was not meaningful.


--------------------------------------------------------------------------------
                                      F-21

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


HOLDINGS

         Earnings per share are presented based on the three classes of stock issued by Holdings. All classes, common and preferred, participate in dividends on substantially the same basis, except that class "A" preferred stockholders are entitled to dividends per share ten percent (10%) higher than common and class "B" preferred stockholders (see Note 19). Earnings per share are computed on the distributed (dividends) and undistributed earnings of Holdings after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

UNIBANCO

         Earnings per share are presented based on the two classes of stock issued by Unibanco. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred stockholders are entitled to dividends per share ten percent (10%) higher than common stockholders (see
Note 19). Earnings per share are computed based on the distributed (dividends) and undistributed earnings of the Bank after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

(y) Recently issued accounting pronouncements

         SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" is effective for fiscal years beginning after May 15, 2002. This statement, among other aspects, rescinds the requirement to classify a gain or loss upon the extinguishment of debt as an extraordinary item on the income statement. It also requires lessees to account for certain modifications to lease agreements in a manner consistent with sale-leaseback transaction accounting. The adoption of SFAS 145 will not have an impact on our consolidated financial position or results of operation.

         SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" was issued during June 2002 and basically requires that a liability for a cost associated with an exit or disposal activity must be recognized and measured initially at fair value only when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We believe that the adoption of SFAS 146 will not have a significant impact on our consolidated financial position and results of operations.

         In October 2002, the FASB issued SFAS 147 "Acquisitions of Certain Financial Institutions". This statement clarified that, only if certain criteria are met, an acquisition of a less-than-whole financial institution (such as a branch acquisition) should be accounted for as a business combination. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets. As a result, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used by a company. SFAS 147 became effective October 1, 2002 and did not have a material impact on our consolidated financial statements.

         SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", issued during March 2003, amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered or modified after June 20, 2003 and for hedging relationships designated after June 30, 2003. In addition, except some specific transactions, all provisions of this statement should be applied prospectively. We believe that the adoption of SFAS 149 will not have a significant impact on our consolidated financial position and results of operations.

         SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued during May, 2003 and requires that an issuer classify some financial instrument with characteristics of both liabilities and equity as a liability (or asset in some circumstances). This statement is effective for financial


--------------------------------------------------------------------------------
                                      F-22

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


instruments entered into or modified after May 31, 2003. We believe that the adoption of SFAS 150 will not have a significant impact on our consolidated financial position and results of operations.

         FASB Interpretation 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees", (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. We believe that the adoption of FIN 45 will not have a significant impact on our consolidated financial position and results of operations.

         FASB Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51" (FIN 46) was issued in January 2003. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non controlling interests and results of activities of a VIE in consolidated financial statement. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation. We believe that the adoption of FIN 46 will not have a significant impact on our consolidated financial position and results of operations.

NOTE 3 - ACQUISITIONS, GOODWILL AND OTHER INTANGIBLES

         (i) 2000 Acquisitions

         In April 2000 we acquired a 100% of a small wholesale bank, Banco Credibanco S.A. and its subsidiary companies ("Credibanco") and in December 2000 we acquired a 100% of Bandeirantes and its subsidiary companies from Caixa Geral de Depositos and minority shareholders of Bandeirantes in exchange for 17,533,606,262 shares of Unibanco and Holdings valued at R$1,101. In December 2000 we also acquired the remaining 49.9% of interest in Fininvest and its subsidiary companies.

         The acquisitions were accounted for as a purchase and the results of the companies were included in our consolidated financial statements only as from the date of purchase. Prior to November 30, 2000, we accounted for the results of Fininvest using the equity method.

         The combined cash flows for the purchases is set forth below:

                                                    CREDIBANCO         FININVEST    BANDEIRANTES       TOTAL
                                                    ----------         ---------    ------------      --------
Fair value of assets acquired ................        R$1,785            R$704         R$4,692         R$7,181
Less: Fair value of liabilities assumed ......          1,718              626           4,652           6,996
Goodwill .....................................             41              405             611           1,057
Other intangibles (customer relationship) ....             --               --             450             450
                                                      -------            -----         -------         -------
Cash paid or stock issued for the purchase ...            108              483           1,101           1,692
Cash and cash equivalents acquired ...........           (170)             (22)           (437)           (629)
                                                      -------            -----         -------         -------
Net cash (received) paid .....................        R$  (62)           R$461         R$  664         R$1,063
                                                      =======            =====         =======         =======

         (ii) 2001 Acquisitions

         In September 2001, our subsidiary Fininvest and Magazine Luiza, a well-known Brazilian chain of department stores, established an association through the creation of a new company of credit, financing and investment, through 50% of participation for Fininvest and 50% for Magazine Luiza. We paid R$43 for our 50% interest in the new company. The operation resulted in goodwill in the amount of R$32, based on an appraisal report and in October 2001, we signed an Association Agreement with Globex, controlling company of Ponto Frio retail chain whereby we acquired 50% of interest in Globex's subsidiary Investcred. We paid R$111 for our 50% interest in Investcred. The acquisition resulted in goodwill in the amount of R$59, based on an appraisal report.


--------------------------------------------------------------------------------
                                      F-23

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


         We accounted for the acquisition of our interest in the two joint ventures following the purchase method and allocating the purchase price based on the tangible and intangible assets acquired and liabilities assumed, following the provisions of APB 18 "The Equity Method of Accounting for Investments in Common Shares" and the guidance provided in SFAS 141 as it relates to equity method investees not being consolidated.

         (iii) 2002 Acquisitions

         In April 2002, we acquired from Moreira Salles Group the remaining 24.5% that we did not already own, of the total capital of the Unicorp Bank & Trust Ltd. (a private banking business), for US$36 million equivalent of R$85, including goodwill of R$45 at the date of the acquisition. The acquisition was based on independent appraisal report and was accounted following the purchase method and provided a net cash of R$53. As a result of this transaction, Unibanco owns 100% of Unicorp's capital. Prior to April 2002, we accounted for Unicorp's results using the equity method, since we do not had a majority control interest.

         (iv) Goodwill and other intangibles

         SFAS 141 and SFAS 142 were issued in July 2001. SFAS 141 requires that all business combinations initiated after June 30, 2001, to be accounted for using the purchase method and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 establishes that goodwill and identified intangible assets with indefinitive useful lives are not subject to amortization but are tested for impairment on an annual basis. Goodwill and intangible assets with indefinite useful lives acquired in purchase business combinations completed before July 1, 2001, were subject to amortization through December 31, 2001, at which time amortization ceases. We adopted SFAS 141 and the provisions of SFAS 142 relating to non-amortization and amortization of intangible assets on July 1, 2001 for all business combinations completed on or after the afore mentioned date. As a result of adopting SFAS 142, we reassessed the useful lives and classification of identifiable intangible assets, represented by customer relationship, and determined that they continue to be adequate, with a remaining useful live of 3 years, at December 31, 2002. Fair value was determined by using discounted cash flow methodology, and no impairment adjustment was necessary at January 1st or December 31, 2002, for the goodwill recorded. The changes in goodwill and other intangible net during 2002 were as follows:

                                                                                                       CUSTOMER
                                                                                                     RELATIONSHIP
                                                              GOODWILL                                INTANGIBLE
                                    -------------------------------------------------------------       -------
                                    RETAIL     WHOLESALE      WEALTH                                    RETAIL
                                    BANKING     BANKING     MANAGEMENT    INSURANCE        TOTAL        BANKING         TOTAL
                                    -------    ---------    ----------    ---------       -------       -------       --------
Balance, beginning of year......     R$969       R$40          R$--          R$3          R$1,012       R$ 360        R$ 1,372
Acquisition.....................        --         --            67            -               67           --              67
Amortization....................        --         --            --            -               --          (90)            (90)
                                     -----       ----          ----          ---          -------       ------        --------
Balance, end of year                 R$969       R$40          R$67          R$3          R$1,079       R$ 270        R$ 1,349
                                     =====       ====          ====          ===          =======       ======        ========


--------------------------------------------------------------------------------
                                      F-24

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


         The following table presents a reconciliation of reported net income and earnings per share to the pro-forma amounts adjusted for the exclusion of goodwill amortization, net of related income tax effects for 2000 and 2001:

                                                                               HOLDINGS                          UNIBANCO
                                                                       ------------------------          ------------------------
                                                                                     PRO-FORMA YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------------------------------
                                                                        2000             2001             2000             2001
                                                                       -------          -------          -------          -------
NET INCOME:
Reported net income..............................................      R$  367          R$  485          R$  628          R$  825
Add back goodwill amortization, net of applicable tax benefit....            2               24                3               40
                                                                       -------          -------          -------          -------
Adjusted net income..............................................          369              509              631              865
                                                                       =======          =======          =======          =======
BASIC EARNINGS PER SHARE:
Reported earnings per share
   Common shares.................................................      R$ 4.95          R$ 5.75          R$ 4.87          R$ 5.64
   Preferred shares..............................................           --               --             5.36             6.21
   Preferred shares "A"..........................................         5.45             6.33               --               --
   Preferred shares "B"..........................................         4.95             5.75               --               --
Add back impact of goodwill amortization
   Common shares.................................................      R$ 0.03          R$ 0.28          R$ 0.03          R$ 0.27
   Preferred shares .............................................           --               --             0.03             0.29
   Preferred shares "A"..........................................         0.03             0.31               --               --
   Preferred shares "B"..........................................         0.03             0.28               --               --
Adjusted earnings per share
   Common shares.................................................      R$ 4.98          R$ 6.03          R$ 4.90          R$ 5.91
   Preferred shares..............................................           --               --             5.39             6.50
   Preferred shares "A"..........................................         5.48             6.64               --               --
   Preferred shares "B"..........................................         4.98             6.03               --               --

NOTE 4 - RELATED PARTY TRANSACTIONS

         The Moreira Salles Group owns 66.72% of Holdings common voting stock at December 31, 2001 and 2002, respectively, and therefore indirectly controls 96.59% of the Bank's voting stock at December 31, 2001 and 2002, respectively. Transactions with companies within the Moreira Salles Group and our own affiliates are limited to banking transactions in the normal course of business at prevailing market terms for similar transactions.

         At December 31, 2001 and 2002, the Commerzbank AG owns 11.44% of the capital of Holdings and 1.75% of the capital of Unibanco; the Misuho Financial Group owns 2.71% of the capital of Holdings and 3.11% of the capital of Unibanco; and the Caixa Geral de Depositos owns 12.42% of the capital of Holdings and owns 4.8% of the capital of Unibanco. These stockholders have from time to time extended trade-related and general purpose credit lines to Unibanco, the aggregate outstanding amount of which at December 31, 2001 and 2002 was approximately R$894 and R$1,364, respectively.

         In April 2002, we acquired from Moreira Salles Group the remaining 24.5% of Unicorp Bank & Trust Ltd. for US$36 million equivalent of R$85, including goodwill of R$45 at the date of the acquisition. The acquisition was based on independent appraisal report. (See Note 3).

         We have made certain transactions with unconsolidated related parties, that we believe were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, applicable to those prevailing at the time in the market for comparable transactions and did not involve more than the normal risk of collectibility.


--------------------------------------------------------------------------------
                                      F-25

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


         As of December 31, 2000, 2001 and 2002, we had the following transactions with these related parties:

COMPANY                                                               2001         2002
                                                                      -----        ----
Assets

Interest-bearing deposits with banks
Unicorp Bank & Trust Ltd.(c) .................................           57          --
Banco Investcred Unibanco S.A. ...............................          164         229
FMX S.A. Soc. de Credito, Financiamento e Investimento(a) ....           77         183
                                                                      -----        ----
   Total .....................................................          298         412
                                                                      -----        ----

Other assets .................................................           34          72
                                                                      -----        ----
   Total assets ..............................................          332         484
                                                                      =====        ====

Liabilities
Deposits
Bus Holding S.A. .............................................          213          --
Unicorp Bank & Trust Ltd.(c) .................................          693          --
                                                                      -----        ----
   Total .....................................................          906          --
                                                                      -----        ----

Long-term debt
Unicorp Bank & Trust Ltd.(c) .................................          114          --
                                                                      -----        ----

Other liabilities
Redecard S.A.(b) .............................................          141         194
Other ........................................................           60          54
                                                                      -----        ----
   Total .....................................................          201         248
                                                                      -----        ----
   Total liabilities .........................................        1,221         248
                                                                      =====        ====

COMPANY                                                             2000      2001      2002
                                                                    ----      ----      ----
Interest income
Interest on deposits in other banks
Banco Investcred Unibanco S.A. ..............................        --         3        35
FMX S.A. Soc. de Credito, Financiamento e Investimento(a) ...        --         4        23

Interest on securities
Trading income
Banco Investcred Unibanco S.A. ..............................        --        --        29
FMX S.A. Soc. de Credito, Financiamento e Investimento(a) ...        --        --         2

Deposits
Bus Holding S.A. ............................................         1        18        --
Unicorp Bank & Trust Ltd.(c) ................................        10        27         3

Long term-debt
Unicorp Bank & Trust Ltd.(c) ................................        27         9         6

Other interest expenses .....................................        --         4         9

Non interest income
Others ......................................................        11        25        12

Non interest expense
Administrative expenses
Interchange Servicos S.A. ...................................        11        15        15
Tecnologia Bancaria S.A. ....................................        14        15        18
Bus Servicos de Telecomunicacoes S.A. .......................         1        25        35
Other non-interest expenses .................................         4        12         9


--------------------------------------------------------------------------------
                                      F-26

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


---------------
(a) The company will change its name to Luizacred S.A. Sociedade de Credito, Financiamento e Investimento after the approval of the Central Bank.

(b) Consist primarily of payments to be made to the company due to debit card transactions.

(c)      See Note 3.

         We contribute on a regular basis to Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Joao Moreira Salles and Instituto Moreira Salles, trusts created by the Bank for the benefit of its employees and to further our desire to contribute to cultural and civic activities. Contributions made by Unibanco to these trusts totaled R$7, R$7 and R$2 in 2000, 2001 and 2002, respectively. In December 2001, Holdings acquired 232,663,384 preferred shares of Unibanco from Instituto Unibanco at the fair value of R$11.

         Unibanco has made no loans to the executive officers and directors of Holdings or Unibanco since this practice is prohibited for all Brazilian banks by the Central Bank of Brazil (the "Central Bank").

NOTE 5 - CENTRAL BANK COMPULSORY DEPOSITS

         The Central Bank requires financial institutions, including Unibanco, to deposit certain funds with the Central Bank. The following table presents a summary of the current compulsory deposit requirements by type and the amounts of such deposits:

                                 AS OF DECEMBER 31,
                               ---------------------
TYPE OF DEPOSITS                2001           2002
                               -------       -------
Non-interest earning ...       R$  746       R$2,718
Interest-earning .......           815         1,208
                               -------       -------
          Total ........       R$1,561       R$3,926
                               =======       =======

         At December 31, 2001 and 2002 we had also R$1,214 and R$3,720 of federal funding government securities, linked to Central Bank in a form of compulsory deposits, recorded as trading assets, securities available for sale and securities held to maturity.

         In order to improve the presentation of the financial statements, we reclassified the amount of R$1,214 in 2001, from "Central Bank compulsory deposits" to "trading assets", for comparative purposes to conform to the current year presentation.

NOTE 6 - TRADING ASSETS

         Trading assets, stated at fair value, are presented in the following table:

                                               AS OF DECEMBER 31,
                                            ----------------------
                                              2001           2002
                                            --------       -------
Federal government securities(a) ....       R$ 9,399       R$2,527
Securities of foreign governments ...             18            31
Corporate debt securities ...........             31            23
Bank debt securities ................             29            28
Mutual funds(b) .....................          1,914         2,282
Derivative financial instruments:
Swaps ...............................            412           408
                                            --------       -------
Total ...............................       R$11,803       R$5,299
                                            ========       =======


--------------------------------------------------------------------------------
                                      F-27

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


---------------
(a) Include R$846 in 2001 and R$307 in 2002 linked to margin guarantees, mainly to the Brazilian Futures and Commodities Exchange ("BM&F"); R$1,214 in 2001, R$382 in 2002 linked to Central Bank as of compulsory deposits and R$5,600 in 2001 and R$646 in 2002 subject to repurchase commitments.

(b) The portfolios of mutual funds held by our insurance, capitalization and private retirement companies are represented mainly by federal government securities.

         Net trading income in 2000, 2001 and 2002, included in non interest income was as follows:

                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------
                                                                         2000          2001         2002
                                                                        -----         -----       --------
Realized gains on securities ...................................        R$109         R$179       R$   114
Realized losses on securities ..................................          (44)          (92)          (222)
Realized gains or (losses) on derivatives ......................          (33)          (36)        (1,698)
Net unrealized gains or (losses) on securities and derivatives .           59            69           (166)
                                                                        -----         -----       --------
          Net ..................................................        R$ 91         R$120       R$(1,972)
                                                                        =====         =====       ========

         In 2002 we decided to change the classification of federal government securities, previously classified as trading assets, to securities available for sale and securities held to maturity, in the amount of R$1,156 and R$1,178, respectively.

NOTE 7 - SECURITIES AVAILABLE FOR SALE

         The amortized cost and fair value of securities available for sale were as follows:

                                                         GROSS          GROSS
                                           AMORTIZED   UNREALIZED     UNREALIZED        FAIR
                                             COST        GAINS          LOSSES          VALUE
                                           ---------   ----------     ----------       -------
DECEMBER 31, 2001
Brazilian sovereign bonds ...........       R$  253       R$ 2          R$  1          R$  254
State and municipal securities ......             6         --              6               --
Corporate debt securities ...........         2,637         27            111            2,553
Bank debt securities ................           156          6              1              161
Stocks ..............................           164         16             16              164
                                            -------       ----          -----          -------
     Total ..........................       R$3,216       R$51          R$135          R$3,132
                                            =======       ====          =====          =======

DECEMBER 31, 2002
Federal government securities (a) ...       R$1,978       R$ 5          R$160          R$1,823
Brazilian sovereign bonds ...........           858         --            132              726
Corporate debt securities ...........         2,939          3             35            2,907
Bank debt securities ................           333         --             17              316
Stocks ..............................           252         22             31              243
Mutual funds ........................           181         --             --              181
                                            -------       ----          -----          -------
    Total ...........................       R$6,541       R$30          R$375          R$6,196
                                            =======       ====          =====          =======

---------------
(a) In 2002 include R$442 linked to margin guarantees, mainly to the BM&F; R$10 linked to Central Bank as compulsory deposits and R$613 subject to repurchase commitments.

         At December 31, 2001 and 2002, we held no securities of a single issuer or related group of companies whose fair value exceeded 10% of our stockholders' equity.


--------------------------------------------------------------------------------
                                      F-28

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


         Proceeds from sales of investment securities available for sale were R$1,397, R$1,469 and R$2,033, in 2000, 2001 and 2002, respectively.

         At December 31, 2002 we recognized other than-temporary losses in our securities available for sale in the amount of R$98, recorded as "Non interest income gain (loss) on securities".

         Gross gains and losses realized on the sale of securities available for sale were as follows:

                      FOR THE YEAR ENDED DECEMBER 31,
                      -----------------------------
                      2000        2001        2002
                      ----        ----        -----
Gains ........        R$30        R$39        R$157
Losses .......          30           2           10
                      ----        ----        -----
          Net         R$ -        R$37        R$147
                      ====        ====        =====

         The amortized cost and fair value of available for sale securities, by contractual maturity, were as follows:

                                                                    AS OF DECEMBER 31,
                                                 -----------------------------------------------------
                                                           2001                          2002
                                                 -----------------------       -----------------------
                                                 AMORTIZED        FAIR         AMORTIZED        FAIR
                                                   COST           VALUE          COST           VALUE
                                                 ---------       -------       ---------       -------
Due in one year or less ..................        R$  352        R$  328        R$1,760        R$1,698
Due after one year through five years ....          1,671          1,652          3,190          3,008
Due after five years through ten years ...            928            935          1,014            930
Due after ten years ......................             48             49            140            136
No stated maturity .......................            217            168            437            424
                                                  -------        -------        -------        -------
        Total ............................        R$3,216        R$3,132        R$6,541        R$6,196
                                                  =======        =======        =======        =======

NOTE 8 - SECURITIES HELD TO MATURITY

         The amortized cost and fair value of securities held to maturity were as follows:

                                                        GROSS        GROSS
                                        AMORTIZED     UNREALIZED   UNREALIZED        FAIR
                                          COST          GAINS        LOSSES          VALUE
                                        ---------     ----------   ----------       -------
DECEMBER 31, 2001
Brazilian sovereign bonds .......        R$  107        R$ --        R$    4        R$  103
Corporate debt securities .......            467           11             18            460
Bank debt securities ............             87            2              2             87
                                         -------        -----        -------        -------
        Total ...................        R$  661        R$ 13        R$   24        R$  650
                                         =======        =====        =======        =======

DECEMBER 31, 2002
Federal government securities (a)        R$5,912        R$ --        R$  882        R$5,030
Brazilian sovereign bonds .......            305           --             43            262
Securities of foreign governments              1           --             --              1
Corporate debt securities .......            404           --             89            315
                                         -------        -----        -------        -------
        Total ...................        R$6,622        R$ --        R$1,014        R$5,608
                                         =======        =====        =======        =======

---------------
(a) In 2002 include R$1,134 linked to margin guarantees, mainly to the BM&F; R$3,328 linked to Central Bank as compulsory deposits and R$737 subject to repurchase agreements.


--------------------------------------------------------------------------------
                                      F-29

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


         The amortized cost and fair value of securities held to maturity, by contractual maturity, were as follows:

                                                                 AS OF DECEMBER 31,
                                                --------------------------------------------------
                                                        2001                        2002
                                                --------------------       -----------------------
                                                AMORTIZED      FAIR        AMORTIZED        FAIR
                                                  COST         VALUE         COST           VALUE
                                                ---------      -----       ---------       -------
Due in one year or less ..................        R$296        R$299        R$1,722        R$1,623
Due after one year through five years ....          275          269          4,849          3,940
Due after five years through ten years ...           77           69             39             34
Due after ten years ......................           13           13             12             11
                                                  -----        -----        -------        -------
     Total ...............................        R$661        R$650        R$6,622        R$5,608
                                                  =====        =====        =======        =======

         At December 31, 2001 and 2002 we held no securities of a single issuer or related group of companies whose amortized cost or fair value exceeded 10% of our stockholders' equity.

         In 2001 we wrote down R$19 of securities for an other-than-temporary impairment and recorded as "Non interest income - net gain (loss) on securities".

NOTE 9 - LOANS

                                                                        AS OF DECEMBER 31,
                                                                     ------------------------
                                                                       2001            2002
                                                                     --------        --------
Commercial:
   Industrial and other .....................................        R$11,783        R$12,480
   Import financing .........................................           1,306           1,231
   Export financing .........................................           1,968           2,714
   Real estate loans, primarily residential housing loans ...             494             648
Direct lease financing(a) ...................................             722             520
Individuals:
   Overdraft ................................................             960             873
   Financing ................................................           3,075           3,503
   Credit card ..............................................           1,777           1,516
Agricultural ................................................             825             791
Nonperforming loans .........................................           1,002             978
                                                                     --------        --------
         Total loans ........................................        R$23,912        R$25,254
                                                                     ========        ========

---------------
(a) The total lease payments to be received amounted to R$1,078 and R$666 as of December 31, 2001 and 2002, respectively.

         Most of our business activities are with customers located in Brazil. The Bank has a diversified loan portfolio with concentration no higher than 10% in any economic sector.


--------------------------------------------------------------------------------
                                      F-30

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)
--------------------------------------------------------------------------------


NET INVESTMENTS IN DIRECT LEASING FINANCING

The following lists the components of the net investment in direct leasing financing:

                                                     AS OF DECEMBER 31,
                                                           2002
                                                     ------------------
Total minimum lease payments to be received ......        R$ 666
Less: Unearned income ............................          (127)
                                                          ------
Net Investments in direct leasing financing(a) ...        R$ 539
                                                          ======

---------------
(a)      Includes nonperforming leases.

The following is a schedule by years of total minimum lease payments to be received as of December 31, 2002:

Overdue Payments ...       R$  9
 2003 ..............         340
 2004 ..............         158
 2005 ..............          51
 2006 ..............          80
 2007 ..............          14
Thereafter .........          14
                           -----
    Total ..........       R$666
                           =====

         Our nonperforming loans by classification and valuation allowance for impaired loans were as follows:

                                                                                  AS OF DECEMBER 31,
                                                               ------------------------------------------------------
                                                                         2001                         2002
                                                               -------------------------   --------------------------
                                                                               VALUATION                    VALUATION
                                                                               ALLOWANCE                    ALLOWANCE
                                                                                  FOR                         FOR
                                                               NONPERFORMING    IMPAIRED   NONPERFORMING    IMPAIRED
                                                                   LOANS         LOANS        LOANS           LOANS
                                                               -------------   ---------   -------------    ---------
Industrial and other .....................................        R$  198        R$124        R$302           R$180
Import and export financing ..............................              9            6           10               4
Real estate loans, primarily residential housing loans ...              1            1           66              38
Direct lease financing ...................................             71           54           19              13
Individuals ..............................................            715          426          574             344
Agricultural .............................................              8            7            7               5
                                                                  -------        -----        -----           -----
  Total ..................................................        R$1,002        R$618        R$978           R$584
                                                                  =======        =====        =====           =====

         All impaired loans have a valuation allowance recorded under SFAS 114 for large balance loans or SFAS 5 "Accounting for Contingencies" for small and homogenous loans.

         The impact on interest income as a result of nonperforming loans subject to impairment was not material for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.


--------------------------------------------------------------------------------

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

         The average balances of nonperforming loans subject to impairment were as follows:

                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------
                                                                           2000          2001            2002
                                                                          -----         -----          -------
Average balance of nonperforming loans subject to impairment.......       R$688         R$966          R$1,084

         We did not recognize any interest income during the period that the above loans were nonperforming and subject to impairment. For the year ended December 31, 2001 and 2002 we do not have any material restructured troubled loans.

NOTE 10 - ALLOWANCE FOR LOAN LOSSES

         The following represents an analysis of changes in the allowance for loan losses:

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------
                                                            2000              2001             2002
                                                          --------         --------         --------
Balance, beginning of year .......................        R$   756         R$  1,005         R$  1,276
Provision for loan losses ........................             676             1,100             1,291
Loan charge-offs .................................            (732)           (1,298)           (1,529)
Loan recoveries ..................................             305               469               351
        Net charge-offs ..........................            (427)             (829)           (1,178)
                                                          --------         ---------         ---------
Balance, end of year .............................        R$ 1,005         R$  1,276         R$  1,389
                                                          ========         =========         =========


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED COMPANIES

                                               AS OF OR FOR THE YEAR ENDED
                                                    DECEMBER 31, 2002                  INVESTMENT         EQUITY INCOME (LOSS)
                                       -------------------------------------------  -----------------  --------------------------
                                                                           NET           AS OF             FOR THE YEAR ENDED
                                          PARTICIPATION       STOCK-      INCOME      DECEMBER 31,             DECEMBER 31,
                                       ------------------    HOLDERS'      FOR      -----------------   -------------------------
                                       TOTAL       VOTING    EQUITY(A)   PERIOD(A)   2001       2002    2000      2001      2002
                                       ------      ------    ---------   ---------  -------     -----   -----     -----     -----
RETAIL BANKING
Credicard S.A. - Administradora
 de Cartoes de Credito(g) .........    33.333%     33.333%     R$294     R$   364   R$   109    R$ 98   R$105     R$151     R$123
Redecard S.A. .....................    31.943      31.942         31          108         17       10      19        33        35
Serasa - Centralizacao de
 Servicos de Bancos S.A.(d) .......    19.120      16.411        151           37         28       29       7         6        10
Cibrasec - Companhia
 Brasileira de Securitizacao(d) ...    12.499      12.499         28           10          5        3      --         1         1
Tecnologia Bancaria S.A............    21.432      21.432        113           12         21       23       2         5         3
Unibanco Rodobens
 Administradora de
 Consorcios Ltda...................    50.000      50.000         23            4          1       12      --        (1)        2
FMX S.A. Sociedade de
 Credito, Financiamento e
 Investimento(e)...................    49.998      49.997         29           13         11       14      --        --         5
Banco Investcred Unibanco
  S.A.(e)..........................    49.997      49.997        117           27         53       58      --         1        13
BUS Holding S.A.(b) ...............        --          --         --           --        219       --      --        13         2
Banco Fininvest S.A.(c) ...........    99.920     100.000         --           --         --       --       9        --        --
Goodwill paid on acquisition
 of investments(e) ................                                                       92       91      --        --        --
Others ............................                                                        4        4       1        --        --
  Total ...........................                                                      560      342     143       209       194
WHOLESALE BANKING
Interchange Servicos S.A...........    25.000      25.000         27            5          7        7       2         2         1
Other .............................                                                       21       43      (1)       (9)      (22)
  Total ...........................                                                       28       50       1        (7)      (21)
INSURANCE
AIG Brasil Companhia de
 Seguros(g) .......................    49.999      49.999         77            6         36       39       2        11         3
Others ............................                                                        4        6      (1)       --         3
  Total ...........................                                                       40       45       1        11         6
WEALTH MANAGEMENT
Unicorp Bank & Trust Ltd.(f) ......   100.000%    100.000%        --           --        119       --      19        22         5
  Total ...........................                                                      119       --      19        22         5
TOTAL OF INVESTMENTS IN
  UNCONSOLIDATED COMPANIES ........                                                      747      437     164       235       184
NON-MARKETABLE INVESTMENTS, AT COST                                                      145      137      --        --        --
                                                                                    --------    -----   -----     -----     -----
TOTAL .............................                                                 R$   892    R$574   R$164     R$235     R$184
                                                                                    ========    =====   =====     =====     =====

---------------
(a) Amounts derived from the Brazilian GAAP financial statements adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Unibanco. Additionally, there are no significant differences between our investment and our proportionate share of the investee's equity.

(b) In December 2000, we and Banco Bradesco S.A. (Bradesco), a major Brazilian private bank, entered into an association through BUS-Servicos de Telecomunicacoes S.A. (BUS), a subsidiary company of BUS Holdings S.A. (BUS Holding). The association became effective upon we and Bradesco outsourcing our telecommunications network to PT Prime SGPS S.A. (PT Prime), a subsidiary company of Portugal Telecom (PT). Under the agreement, PT Prime became Unibanco's and Bradesco's main provider of management and administration services for our corporate telecommunications network and systems. PT invested approximately R$560 in BUS, of which R$196 correspond to our ownership share of BUS Holding. BUS is licensed to provide specialized circuit and network services in Brazil. We and Bradesco have assigned to BUS the assets that form the respective telecommunication networks.

         The transfer of the control of BUS to PT Prime was subject to approval by ANATEL (Brazilian National Telecommunications Agency). The parties had initially established that if such approval was not granted within 180 days from the date of the filing of application, with ANATEL, then the parties could undo the transaction. On December 27, 2000, the parties entered into an amendment establishing new provisions in the event ANATEL does not approve the transaction. However, the parties agreed on June 29, 2001 that the transaction was irrevocable and PT received direct equity participation in BUS's capital of 19.9% of common shares and 10.0% preferred shares. In February 2002 ANATEL authorized us to reduce our voting interest in BUS Holding to 50.0% without change in our total interest. As a consequence we increased our interest in preferred shares from 0% to 2.908%. In 2002, we obtained the required government approvals to transfer BUS to PT Prime and BUS was settled.

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

         For U.S. GAAP accounting purposes, the transaction was not reflected in our financial statements as of December 31, 2000, as the sale was subjected to regulatory approval, except for the book value of our transferred assets in the amount of R$16. Due to our agreement signed on June 29, 2001 since July 2001 BUS became the operator of our and Bradesco's respective corporate telecommunications networks and as a result R$19 and R$38 of the R$188 expected gain on the transaction was recognized during 2001 and 2002, respectively, recorded as a reduction of the fees for services provided by PT to us, in "Non-interest expense
         - administrative expenses". The remaining R$131 is being recognized in income over the term of the related service contract on a straight-line basis, which will expire in June 2006.

(c) Prior to November 30, 2000 we accounted for the results of Fininvest using the equity method. Beginning in December 2000, the results of Fininvest have been included in our consolidated financial statements (see Note 3).

(d) Companies in which we own less than 20% of voting shares but exercise significant influence over their operations.

(e) See Note 3. FMX S.A. Sociedade de Credito, Financiamento e Investimento will change its name to Luizacred S.A. - Sociedade de Credito, Financiamento e Investimento after the approval of the Central Bank.

(f) In April 2002 we acquired the remaining 24.5% of voting shares of Unicorp Bank & Trust Ltd. As a consequence we consolidated Unicorp as from April 2002 (see Note 3).

(g) Information about the financial position and results of Credicard, presented in accordance with U.S. GAAP, is as follows:

                                                 AS OF DECEMBER 31, 2001
                                           -----------------------------------
                                           BRAZILIAN     ADJUSTMENTS      US
                                             GAAP        TO US GAAP      GAAP
                                           ---------     -----------   --------
BALANCE SHEET:
Total assets ......................        R$ 3,402       R$ 1,339     R$ 4,741
Total liabilities .................           3,105          1,310        4,415
Stockholders' equity ..............             297             29          326
Our participation .................                                      33.333%
                                                                       --------
Investment ........................                                    R$   109
                                                                       ========


                                                  AS OF DECEMBER 31, 2002
                                           ------------------------------------
                                           BRAZILIAN     ADJUSTMENTS      US
                                             GAAP        TO US GAAP      GAAP
                                           ---------     -----------   --------
BALANCE SHEET:
Total assets ......................        $  2,986        $   957     R$ 3,943
Total liabilities .................           2,668            981        3,649
Stockholders' equity ..............             318            (24)         294
Our participation .................                                      33.333%
                                                                       --------
Investment ........................                                    R$    98
                                                                       ========


                                           FOR THE YEAR ENDED DECEMBER 31, 2000
                                           ------------------------------------
                                           BRAZILIAN     ADJUSTMENTS      US
                                             GAAP        TO US GAAP      GAAP
                                           ---------     -----------   --------
STATEMENTS OF OPERATIONS:
Operating revenues ................        R$ 2,164        R$  --      R$ 2,164
Operating expenses ................          (1,663)           77        (1,586)
                                           --------        ------      ---------
Income before income tax ..........             501            77           578
Income tax ........................            (180)          (35)         (215)
                                           --------        ------      ---------
Net income ........................        R$   321        R$  42           363
                                           ========        ======      ---------
Our participation  (a) ............                                       29.02%
                                                                       ---------
Equity income .....................                                    R$   105
                                                                       =========


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

                                           FOR THE YEAR ENDED DECEMBER 31, 2001
                                           ------------------------------------
                                           BRAZILIAN     ADJUSTMENTS      US
                                             GAAP        TO US GAAP      GAAP
                                           ---------     -----------   --------
STATEMENTS OF OPERATIONS:
Operating revenues ................        R$ 2,440        R$  --      R$ 2,440
Operating expenses ................          (1,845)           81        (1,764)
                                           --------        ------      --------
Income before income tax ..........             595            81           676
Income tax ........................            (189)          (26)         (215)
                                           --------        ------      --------
Net income ........................        R$   406        R$  55           461
                                           ========        ======      --------
Our participation (a) .............                                       32.70%
                                                                       --------
Equity income .....................                                    R$   151
                                                                       ========


                                           FOR THE YEAR ENDED DECEMBER 31, 2002
                                           ------------------------------------
                                           BRAZILIAN     ADJUSTMENTS      US
                                             GAAP        TO US GAAP      GAAP
                                           ---------     -----------   --------
STATEMENTS OF OPERATIONS:
Operating revenues ................        R$ 2,315        R$  --      R$ 2,315
Operating expenses ................          (1,744)          (48)       (1,792)
                                           --------        ------      --------
Income before income tax ..........             571           (48)          523
Income tax ........................            (177)           18          (159)
                                           --------        ------      --------
Net income ........................        R$   394        R$ (30)          364
                                           ========        ======      --------
Our participation (a) .............                                       33.73%
                                                                       --------
Equity income .....................                                    R$   123
                                                                       ========

---------------
(a) Our participation in the results of Credicard is not necessarily the same in each period due to the effects of applying a formula for calculating earnings to be attributed to each stockholder based principally on the volume of credit card operations.

NOTE 12 - PREMISES AND EQUIPMENT

                                                                     ESTIMATED      AS OF DECEMBER 31,
                                                                       USEFUL      -------------------
                                                                    LIFE (YEARS)    2001        2002
                                                                    ------------   -------     -------
Land .........................................................            --       R$  343     R$  193
Buildings ....................................................            25           641         502
Furniture and equipment ......................................            10           246         313
Leasehold improvements .......................................          5-10           425         396
Data processing equipment ....................................             5           787         818
Costs of software developed or obtained for internal use .....             5           352         381
Vehicles .....................................................             5             2           2
Others .......................................................            --            82          81
                                                                                   -------     -------
    Total ....................................................                       2,878       2,686
Less: Accumulated depreciation ...............................                       1,123       1,166
                                                                                   -------     -------
Premises and equipment, net ..................................                     R$1,755     R$1,520
                                                                                   =======     =======

         Depreciation expense was R$224, R$258 and R$259 in 2000, 2001 and 2002, respectively, including R$36, R$24 and R$12 related to depreciation expense on assets under capital leases in 2000, 2001 and 2002, respectively.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

         We have entered into leasing agreements, mainly related to data processing equipment, which are accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy for owned assets.

         During 2002 we sold many properties used as branches and, subsequently, we rented them for the purpose of continuing our operations. These sales were recorded pursuant to SFAS 13 and SFAS 98, "Accounting for leasing" and SFAS 28 "Accounting for sales subject to rental contracts".

         The transactions were classified as sale-leasebacks involving operating leases and therefore we recorded the sale, removing all property from the balance sheet.

         The sales in which we incurred in gains were recognized depending on whether we provided or not an extended minimum lease period guarantee to the buyer, which was not considered to be under normal market conditions (usually such contracts guarantee a minimum period of 5 years). For those contracts that we considered not to be under normal conditions due to the extended minimum lease period guarantee, we deferred the gains in the amount of R$23 in proportion to the related gross rental charges to expense over the lease terms for the next 5 years. Gains and losses for the other contracts were directly recorded in current earnings. Minimum lease payments for these contracts are disclosed in Note 29.

NOTE 13 - OTHER ASSETS

                                                                         AS OF DECEMBER 31,
                                                                    --------------------------
                                                                      2001             2002
                                                                    ---------        ---------
Deferred tax assets, net (see Note 18) .....................        R$  1,601        R$  2,194
Prepaid taxes ..............................................              865              975
Foreclosed assets, net .....................................              129               92
Insurance premiums receivable ..............................               40               70
Restricted escrow deposits for contingencies (Note 29) .....              784            1,125
Negotiation and intermediation of securities ...............              104               83
Income receivable ..........................................               97              124
Prepaid expenses ...........................................              170              257
Retirement government benefit advances .....................               39               52
Others .....................................................              551              861
                                                                    ---------        ---------
    Total ..................................................        R$  4,380        R$  5,833
                                                                    =========        =========

         For comparison purposes we reclassified R$296 of restricted escrow deposits at December 31, 2001, represented by Federal Government Securities to "Trading Assets".

NOTE 14 - TIME DEPOSITS

         The following table shows the maturity of outstanding deposits with balances issued by us at December 31, 2001 and 2002.


                                                                      2001              2002
                                                                    ---------        ---------
Maturity within 3 months ...................................        R$  2,840        R$  5,066
Maturity after 3 months but within 6 months ................            1,548              720
Maturity after 6 months but within 12 months ...............            1,210            1,356
Maturity after 12 months but within 5 years ................            5,260            9,712
                                                                    ---------        ---------
    Total deposits .........................................        R$ 10,858        R$ 16,854
                                                                    =========        =========


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

===============================================================================

NOTE 15 - FEDERAL FUNDS PURCHASED, SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND SHORT-TERM BORROWINGS

         Financial data of our federal funds purchased, securities sold under repurchase agreements and short-term borrowings, were as follows:

                                                                                          AS OF DECEMBER 31,
                                                                                      --------------------------
                                                                                        2001              2002
                                                                                      ---------        ---------
Federal funds purchased, securities sold under repurchase agreements and
  short-term borrowings ......................................................        R$  7,587        R$ 13,806
Import and export financings .................................................            3,359            4,121
Commercial paper .............................................................              808              721
Other interbank borrowings ...................................................            1,812            1,327
Others .......................................................................              261              136
                                                                                      ---------        ---------
   Total .....................................................................        R$ 13,827        R$ 20,111
                                                                                      =========        =========

         Import and export financings represent credit lines open for financing imports and exports of Brazilian companies, typically denominated in foreign currency. We then make corresponding extensions of credit to exporters/importers denominated in Brazilian reais with payments made to us (in the case of exports) or paid by us (in the case of imports) in foreign currency.

The average interest rates applicable to short-term borrowings were 4.1% p.a. and 3.7% p.a. for import and export financings, 2.2% p.a. and 2.2% p.a. for commercial paper and 3.9% p.a. and 2.7% p.a. for other interbank borrowings in 2001 and 2002, respectively.

         The following table presents the federal funds purchased, securities sold under repurchase agreements and short-term borrowings by maturities.

                                                                                        2001              2002
                                                                                      ---------        ---------

Federal funds purchased and securities sold under repurchase agreements:
Due in 1 month or less .......................................................        R$  7,587        R$ 13,806
Short-term borrowings:
Due in 1 month or less .......................................................              976              555
Due in between 1 and 3 months ................................................            1,346              820
Due in between 3 and 6 months ................................................            1,402            2,836
Due after 6 months ...........................................................            2,516            2,094
                                                                                      ---------        ---------
   Total .....................................................................        R$ 13,827        R$ 20,111
                                                                                      =========        =========


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

NOTE 16 - LONG-TERM DEBT

         The composition of long-term debt is as follows:

                                                                         AS OF DECEMBER 31,
                                                                    --------------------------
                                                                      2001             2002
                                                                    ---------        ---------
Local onlendings ...........................................        R$  4,436        R$  5,332
Euronotes ..................................................            2,693            2,186
Notes issued under securitization arrangements .............               --            1,413
Subordinated debt ..........................................               --              932
Mortgage indebtedness ......................................              461              633
Interbank onlendings .......................................               37              161
Foreign onlendings .........................................               36               95
Obligations under capital leases ...........................               42               83
Others .....................................................              142               93
                                                                    ---------        ---------
   Total ...................................................        R$  7,847        R$ 10,928
                                                                    =========        =========


LOCAL ONLENDINGS

         Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities to invest primarily in premises and equipment. These amounts are due in monthly installments through 2018 and bear fixed interest between 1% p.a. and 2.5% p.a., in 2001 and 2002, plus variable interest based on the TJLP (Long-term interest rate determined by the Brazilian Central Bank on a quarterly basis, not inflation-adjusted), US dollar or the BNDES basket of currencies. The borrowings are primarily from BNDES (National Economic and Social Development Bank) and FINAME (National Industrial Finance Authority) in the form of credit lines.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

EURONOTES

                                                                           CARRYING AMOUNT
                                                                         (NET OF REPURCHASES)
                               ORIGINAL                                   AS OF DECEMBER 31,
                               TERM IN                                 ------------------------
MATURITY DATE (A)              YEARS (A)  CURRENCY       COUPON          2001            2002
-----------------              ---------  --------       ------        --------        --------
January 04, 2002 ........          1        US$           7.25%        R$    23        R$    --
January 07, 2002 ........          2        US$           7.88%              46              --
January 15, 2002 ........        0.1        US$           2.50%              70              --
January 15, 2002 ........        0.8        US$           5.50%              12              --
February 05, 2002 .......        0.3        US$           3.25%              19              --
February 08, 2002 .......          1        US$           5.13%              23              --
February 20, 2002 .......          1        US$           6.40%              12              --
February 26, 2002 .......        0.6        US$           5.00%              19              --
February 28, 2002 .......        0.6        US$           4.99%              46              --
March 16, 2002 ..........          2        US$           9.00%              83              --
April 26, 2002 ..........          2        US$           8.88%             225              --
May 07, 2002 ............        0.9        US$           5.44%              23              --
May 14, 2002 ............        0.6        US$           3.40%              14              --
May 31, 2002 ............        0.6        US$           3.75%              23              --
June 07, 2002 ...........        0.6        US$           3.75%              12              --
June 21, 2002 ...........        0.6        US$           3.63%              12              --
August 29, 2002 .........          1        US$           5.05%              24              --
August 30, 2002 .........          2        US$           8.75%             350              --
October 18, 2002 ........        1.5        US$           7.00%             326              --
December 03, 2002 .......        1.1        US$           5.25%              44              --
December 12, 2002 .......          1        US$           4.63%              22              --
February 18, 2003 .......          1        US$           4.25%              --              28
March 30, 2003 ..........          2        US$           7.25%             208             294
June 06, 2003 ...........        0.6        US$           4.69%              --              24
August 26, 2003 .........        2.1        US$           7.25%             252             314
October 17, 2003 ........          6       EURO           7.00%             219             324
February 15, 2004 .......          2        US$           6.00%              --             347
February 26, 2004 .......          3        US$           8.50%              24               8
December 12, 2004 .......          8        US$          10.25%             231             340
December 23, 2004 .......          8        US$          10.00%               8              12
December 24, 2007 .......          5        US$           6.50%              --               8
April 15, 2014 ..........         13        US$           8.00%              54              87
Others ..................                                                   269             400
                                                                       --------        --------
        Total ...........                                              R$ 2,693        R$ 2,186
                                                                       ========        ========

---------------
(a) Maturity date and original term in years, consider, when applicable, the investor put rights.

NOTES ISSUED UNDER SECURITIZATION ARRANGEMENTS

         Notes issued under securitization arrangements involving certain of our US dollar denominated electronic remittance payment orders ("DPRs") pursuant to which we sold such DPRs to UBB Diversified Payment Rights Finance Company, a special purpose company. Backed by the DPRs, the special purpose company issued a series of notes in an aggregate principal amount of US$400 million corresponding to R$1,413 as of December 31, 2002. The full payment of principal and interest on the issued series of notes is guaranteed by a financial guaranty policy. We are not responsible for the existence of the flow of DPRs. Nevertheless, upon the occurrence of certain events, which have a material adverse effect on the existence of the future flows of the DPRs, we are required to pay to the SPC the repurchase price of the DPRs, the proceeds of which will be used by the SPC to redeem any outstanding notes and are liable for amounts relating to such notes. The notes bear interest at (3 - month) Libor plus 0.57% per annum, payable quarterly and the principal will be payable quarterly, from July 2004 to April 2009.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

SUBORDINATED DEBT

                                                                                                             2002
                                    -----------------------------------------------------------------------------

                                        ISSUE         MATURITY        REMUNERATION PER ANNUM      CARRYING AMOUNT
                                    -------------   -------------     ----------------------      ---------------
    Step-up subordinated
      callable notes (1)               April 2002      April 2012                     9.375%         R$      710
    Subordinated time
      deposits (2)                  December 2002   December 2012            102% of CDI (3)                 222
                                                                                                     -----------
    Total                                                                                            R$      932
                                                                                                     ===========

-------------------
(1) The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.79% per annum.
(2)      Subordinated time deposits can be redeemed from December 2007.
(3)      The Brazilian interbank interest rate.


MATURITY OF LONG-TERM DEBT

                                                                        AS OF DECEMBER 31,
                                                                    --------------------------
                                                                      2001             2002
                                                                    ---------        ---------
2002 .......................................................        R$  3,588        R$     --
2003 .......................................................            1,383            4,070
2004 .......................................................            1,006            1,898
2005 .......................................................              454            1,107
2006 .......................................................              450              776
2007 .......................................................              375              801
Thereafter .................................................              591            2,276
                                                                    ---------        ---------
   Total ...................................................        R$  7,847        R$ 10,928
                                                                    =========        =========

MORTGAGE INDEBTEDNESS

         Mortgage indebtedness represents borrowings with original terms generally between 6 and 24 months and bears interest of TRF-R (Floating Reference Rate established daily by the Central Bank) plus 6.0% p.a. to 13.7% p.a. in 2001 and 6.0% p.a. to 20.0% p.a. in 2002. These instruments are regularly rolled forward for periods of more than one year, and are entirely collateralized by housing loans.

FOREIGN ONLENDINGS

         Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to March 15, 2010, with an average interest rate of 4.8% per annum.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

NOTE 17 - OTHER LIABILITIES

                                                                                          AS OF DECEMBER 31,
                                                                                      --------------------------
                                                                                        2001             2002
                                                                                      ---------        ---------
Pension investment contracts (of pension fund management subsidiary) .........        R$  1,333        R$  1,829
Insurance claims reserve .....................................................              633              766
Retirement plan reserve (of pension fund management subsidiary) ..............              148              175
Provision for litigations (see Note 29) ......................................            1,396            1,453
Income taxes and other taxes payable .........................................              268              351
Payable to merchants - credit card ...........................................              412              444
Derivatives liability (see Note 28):
     Swaps ...................................................................              112              467
     Forward contracts .......................................................               31               --
Foreign exchange portfolio ...................................................              124              446
Social and statutory .........................................................              309              343
Collection of third-party taxes, social contributions and other ..............              286              315
Employee related liabilities .................................................              152              138
Accounts pending settlement ..................................................              104              125
Others .......................................................................            1,223            1,073
                                                                                      ---------        ---------
         Total ...............................................................        R$  6,531        R$  7,925
                                                                                      =========        =========


NOTE 18 - INCOME TAXES

         Under the Brazilian Income Tax Law, Holdings, Unibanco and our subsidiaries are treated as separate taxable entities and are required to file a separate tax return.

HOLDINGS
         Dividends received and equity in Unibanco's undistributed earnings are not subject to Brazilian federal income tax and social contribution.

UNIBANCO

         Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The tax rates applicable to financial institutions for the three years presented were as follows:


Federal income tax...........................                25.0%
Social contribution (a)......................                 9.0
                                                             ----
   Composite.................................                34.0%
                                                             ====

---------------
(a) The enacted rate was 8% for 2000 and 2001. Provisional measures, which are issued by the president but are not considered enacted until approved by the Congress, established rate of 9%. In September 2001, a constitutional amendment converted the provisional measures into enacted Law.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

         The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                            --------------------------------------
                                                                              2000            2001           2002
                                                                            --------         ------         ------
Income before income taxes .........................................        R$   711         R$ 947         R$ 642
Less: Equity in results of unconsolidated companies ................             164            235            184
                                                                            --------         ------         ------
Tax basis ..........................................................             547            712            458
                                                                            --------         ------         ------
      Tax expense at statutory rates ...............................            (186)          (242)          (156)
                                                                            --------         ------         ------
Adjustments to derive effective tax rate:
Exempt foreign source income from subsidiaries (a) .................              34             92             --
Tax benefit on interest attributed to stockholders' equity .........              65              4             22
Other permanent differences ........................................              (9)            (1)            (7)
Effect of changes in tax laws and rates on deferred tax ............              (1)             7             --
Non-taxable capital gains ..........................................              32              6             13
Non-taxable exchange gain on foreign assets ........................              51             96            404
                                                                            --------         ------         ------
     Income tax (expense)/income ...................................        R$   (14)        R$ (38)        R$ 276
                                                                            ========         ======         ======

---------------
(a) Beginning January 1, 2002 all income of subsidiaries abroad are taxable.

         The payment of tax-deductible interest on equity was introduced as from January 1, 1996 as an option for profit distributions, which were previously permitted only in the form of non-tax-deductible dividends. In 2001 we opted to distribute substantially all amounts declared in the form of dividends rather than interest on equity.

         The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

                                                                                                      AS OF DECEMBER 31,
                                                                                                 ---------------------------
                                                                                                   2001              2002
                                                                                                 ---------         ---------
Provision for credits losses .............................................................        R$    675        R$    720
Other provisions not currently deductible ................................................              342              414
Tax benefit on reorganization of subsidiaries ............................................              276              221
Tax losses carryforwards .................................................................              358              672
Fair value adjustments on securities and derivatives financial instruments ...............               12              158
Other temporary differences, mainly expenses recognized under US GAAP
  in advance of recognition under Brazilian GAAP and for tax purposes ....................              107              137
                                                                                                  ---------        ---------
     Deferred tax assets .................................................................            1,770            2,322
                                                                                                  ---------        ---------
Effect of differences between indexes used for price-level restatement purposes
  for tax and U.S. GAAP purposes, mainly relating to premises and equipment...............               25               16
Temporary differences relative to leasing depreciation ...................................              135              110
Others ...................................................................................                9                2
                                                                                                  ---------        ---------
     Deferred tax liabilities ............................................................              169              128
                                                                                                  ---------        ---------
           Net deferred tax asset, included in other assets ..............................        R$  1,601        R$  2,194
                                                                                                  =========        =========

         The tax losses carryforwards have no expiration date, but are subject to a limitation of 30% of taxable income for the year. No valuation allowances have been created for these tax losses carryforwards, since we currently believe the realization of these future tax benefits to be more likely than not.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

NOTE 19 - STOCKHOLDERS' EQUITY, SHAREHOLDERS' AND BOARD OF DIRECTORS' MEETINGS

HOLDINGS

      At December 31, 2000, 2001 and 2002, the capital of Holdings comprises the following shares, without par value:

                                                                           AS OF DECEMBER 31,
                                                   ----------------------------------------------------------
                                                         2000                 2001                 2002
                                                   --------------        --------------        --------------
Voting common shares ......................        37,138,435,873        37,138,435,873        37,138,435,873
Non-voting class "A" preferred shares .....         3,843,541,338         3,843,541,338         3,843,541,338
Non-voting class "B" preferred shares .....        43,115,835,701        43,348,499,085        43,348,499,085
                                                   --------------        --------------        --------------
  Total shares ............................        84,097,812,912        84,330,476,296        84,330,476,296
                                                   ==============        ==============        ==============

         At December 31, 2001 and 2002, Holdings is authorized to issue, without change in the by-laws, 60,000,000,000 voting common shares, 3,843,541,338 non-voting class "A" preferred shares and 116,156,458,662 non-voting class "B" preferred shares.

         The preferred shares have priority over common shareholders in the liquidation of capital equal to the amount of capital stock represented by such preferred shares. All stockholders are entitled to receive a total dividend equal to the cash earnings of Holdings each year adjusted for the holding period of such stock. The common and class "B" preferred holders share equally in the payment of dividends and the class "A" preferred shares have a guaranteed dividend 10% greater per share than the dividends per share on common and preferred class "B" stock. Holders of class "B" preferred shares are entitled to receive a semi-annual minimum dividend of R$0.15 per 1,000 class "B" preferred shares.

         The shares of Holdings and Unibanco are traded also in a form of Share Deposit Certificate (Unit) or Global Depositary Share (GDS). Each Unit is represented by a preferred share issued by Unibanco and by a class "B" preferred share issued by Holdings and is traded in the Brazilian Market. Each GDS is represented by 500 Units and is traded in the international market.

         On December 28, 2000, in connection with our acquisition of Bandeirantes (Note 3), a Extraordinary Shareholders Meeting approved an increase of the capital of R$406 through the issue of 3,713,843,587 voting common shares and 6,758,000,000 non-voting class "B" preferred shares in book entry form with no par value.

         Through the payment of the capital increase, Holdings received shares of Caixa Brasil Associacao S.A. which had a 7.445% interest in Unibanco, representing an indirect interest of Holdings in Unibanco and the constitution of an additional stock premium in the amount of R$252.

         On October 31, 2001 the Extraordinary Shareholders Meeting approved a further issue of 232,663,384 class "B" preferred shares with no par value for R$11. The proceeds were used to acquire 232,663,384 shares of Unibanco from Instituto Unibanco. See Note 4.

         In accordance with Brazilian law and Holdings' by-laws, certain amounts of retained earnings are appropriated as follows:

         LEGAL RESERVE - this reserve is required for all Brazilian corporations and represents the appropriation of 5% of the net income in the statutory accounting records up to a limit of 20% of capital stock.

         UNREALIZED INCOME RESERVE - represents the amount of undistributed earnings of Unibanco to Holdings.

         SPECIAL DIVIDENDS RESERVES - represents the amount of undistributed earnings of Unibanco for 1993, which is not subject to withholding taxes, and such earnings for 1989 to 1992, for which the withholding taxes have been paid.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

      There are no unappropriated retained earnings in Holdings' statutory accounts at December 31, 2001 and 2002.

UNIBANCO

      At December 31, 2000, 2001 and 2002, the Bank's capital comprises the following shares, without par value:

                                                                      AS OF DECEMBER 31,
                                                  ---------------------------------------------------------
                                                         2000               2001                 2002
                                                  ---------------      ---------------      ---------------
Voting common shares.........................      75,568,744,349       75,568,744,349       75,568,744,349
Non-voting preferred shares..................      65,084,425,585       65,317,088,969       65,317,088,969
                                                  ---------------      ---------------      ---------------
  Total shares...............................     140,653,169,934      140,885,833,318      140,885,833,318
                                                  ===============      ===============      ===============

         At December 31, 2001 and 2002, we are authorized to issue without change in the by-laws, 95,195,526,716 additional shares in the form of common or preferred shares.

         Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a priority dividend per share 10% greater than that distributed per share to common shareholders. All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank's annual net income as stated in the statutory accounting records, adjusted for prior transfers to and from reserves.

         On December 11, 2000 as a consequence of our association with Caixa Geral de Depositos (CGD) and Bandeirantes (Note 3), an agreement was made relative to:

         (i) shares of Caixa Brasil Participacoes S.A. (CBP), controlling company of Bandeirantes; and

         (ii)     shares of minority shareholders of Bandeirantes.

         In order to calculate the exchange value of the shares of CBP, a company indirectly controlled by CGD and owner of 98.11% of the capital of Bandeirantes and other financial assets of CGD do Brasil, the Bandeirantes shares were valued based on the method of future cash flows discounted to present value.

         The quantities of our shares issued in the exchange were determined based on the average quoted market prices for our common shares and Units, during the week prior to the business proposal made to CGD. For each 9,115.2923 shares of CBP and Bandeirantes, we issued 1,000 shares, comprised by 607.77357 common shares and 392.22643 preferred shares, to the shareholders of CBP and the minority shareholders of Bandeirantes.

         The share exchange was approved in the following Extraordinary Shareholders Meetings:

         (i) CBP - on December 27, 2000, when our capital was increased by R$1,044 through the issue of 17,229,843,587 shares with no par value, being 10,471,843,587 common shares and 6,758,000,000 preferred shares; and

         (ii) Minority shareholders of Bandeirantes - on December 28, 2000, when our capital was increased by R$18, through the issue of 303,762,675 shares with no par value, being 184,618,926 common shares and 119,143,749 preferred shares.

         In connection with the exchange of shares we recorded an additional stock premium in the amount of R$39 based on the average quoted market prices of our Units during the week prior to the date of issue.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

         On October 31, 2001 the Extraordinary Shareholders Meeting approved a capital increase of R$2, represented by 232,663,384 preferred shares with no par value. The meeting also approved a capital increase of R$302 using part of the legal reserve's balance and part of the retained earnings' balance without change in the number of shares.

         APPROPRIATED RETAINED EARNINGS - Brazilian law and the Bank's by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The purpose and basis of appropriation to such reserves are described below:

         LEGAL RESERVE - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of the net income in the statutory accounting records up to a limit of 20% of capital stock.

         SPECIAL DIVIDENDS RESERVES - represents the amount of undistributed earnings of Unibanco for 1993, which is not subject to withholding taxes, and such earnings for 1989 to 1992, for which the withholding taxes have been paid. A withholding tax of 15% is payable upon distribution of profits earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on the distribution of profits earned after December 31, 1995.

         FISCAL INCENTIVE INVESTMENT RESERVE - the fiscal incentive investment reserve results from an option to designate a portion of income tax otherwise payable for investment in government-approved development funds or projects and is recorded in the year following that in which the taxable income was earned.

         Unappropriated retained earnings in the Bank's statutory accounts at December 31, 2001 and 2002 were R$2,018 and R$2,719, respectively.


TREASURY STOCK AND BUY-BACK PROGRAM - HOLDINGS AND UNIBANCO

         (i) Through the "Share Exchange Agreement" signed on August 31, 2001, Unibanco assigned and transferred to Holdings, 24,397,249 class "B" preferred shares issued by Holdings and acquired through a prior repurchase program in the form of Units, and Holdings assigned and transferred to Unibanco the same quantity of preferred shares issued by Unibanco. The shares exchanged were recorded in Unibanco and in Holdings as treasury stocks;

         (ii) On September 20, 2001 Unibanco's Board of Directors and Holdings' Board of Directors authorized for a period of three months, the acquisition at market prices of up to 220,948,544 of Unibanco common shares, 4,597,425,824 of Unibanco's preferred shares and 4,236,225,772 of Holdings' class "B" preferred shares, to be maintained in treasury for subsequent sale or cancellation without capital reduction. The acquisition can be made through the acquisition of shares, Units or GDS.

         (iii) On December 27, 2001 Unibanco's Board of Directors and Holdings' Board of Directors approved the renewing of buy-back program, with the following limits: up to 257,364,326 of Unibanco's common shares and up to 3,177,019,267 of Unibanco's preferred shares, and up to 3,438,618,826 Holdings' class "B" preferred shares.

         Up to December 31, 2001, 153,200,000 of Unibanco's preferred shares, 46,500,000 Units and 1,702,500 GDS issued by Unibanco and Holdings were repurchased. Through the "Share Exchange Agreement", Unibanco assigned and transferred to Holdings 897,750,000 class "B" preferred shares issued by Holdings, acquired in the form of Units and GDS and Holdings assigned and transferred to Unibanco 897,750,000 preferred shares issued by Unibanco, at an average price of R$43.15 per thousand shares, as treasury stocks. Therefore, Unibanco recorded 1,948,700,000 preferred shares at an average price of R$37.10 per thousand shares as treasury stocks. The minimum and maximum acquisition prices were R$34.87 per thousand shares and R$55.91 per thousand shares, respectively. Holdings recorded 897,750,000 preferred shares class "B", at an average price of R$43.15 per thousand shares, as treasury stocks.

         In 2002, 41,400,000 preferred shares issued by Unibanco were repurchased at an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazlilian Reais, unless otherwise indicated)

================================================================================

      The fair value of treasury stocks at December 31, 2002, based on the Unit price at December 31, 2002 in Sao Paulo Stock Exchange was R$37 in Holdings and R$93 in Unibanco.


NOTE 20 - RESTRUCTURING CHARGES

         In connection with the Bandeirantes acquisition (see Note 3), we implemented a restructuring plan to improve operating efficiencies and to fully integrate the acquired branches and operations, including systems integration. The plan involved a number of strategic decisions, including the closing of certain branch locations, a reduction of operating expenses and a reduction in combined workforce. The restructuring charges also includes certain restructuring matters to improve operations, each of which is discussed below.

         a) Restructuring charges directly related to the Bandeirantes acquisition.

         We estimated that the restructuring charges directly related to the acquisition of Bandeirantes would total approximately R$87. These charges mainly comprised costs associated with employee severance, systems integration and branch consolidation and were accrued and included in the purchase price of Bandeirantes as additional goodwill. Through December 31, 2000, we have not utilized the Bandeirantes restructuring liabilities. During 2001 we utilized the entire restructuring liabilities, since the integration of Bandeirantes was concluded. Additionally we have expensed in 2001 R$14 as incurred. In 2002 no restructuring charges were recorded.

         b)   Other restructuring charges

         During the year ended December 31, 2000 in connection of a comprehensive program of self-examination, that involved focusing all areas of the organization on our processes and structures, we have expensed other restructuring charges of R$45 as incurred, since no formal plan of restructuring had been adopted. See Note 2 (v) and 24.

NOTE 21 - FEE AND COMMISSION INCOME

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------
                                                              2000            2001            2002
                                                            --------        --------        --------
Asset management fees ..............................        R$   217        R$   251        R$   255
Credit card fees ...................................             146             362             395
Collection fees ....................................             128             130             135
Banking tariffs and other fees and commissions .....             643             910           1,069
                                                            --------        --------        --------
         Total .....................................        R$ 1,134        R$ 1,653        R$ 1,854
                                                            ========        ========        ========

NOTE 22 - INSURANCE, PRIVATE RETIREMENT PLAN AND PENSION INVESTMENT CONTRACTS

      (a) Income

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------
                                                              2000            2001            2002
                                                            --------        --------        --------
Insurance premiums .................................        R$   755        R$ 1,008        R$ 1,257
Pension investment contracts income ................              27              24              21
Private retirement plan premiums ...................              12              14              13
                                                            --------        --------        --------
     Total .........................................        R$   794        R$ 1,046        R$ 1,291
                                                            ========        ========        ========


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================

      (b) Expenses


                                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                                         --------------------------------------
                                                                                            2000          2001          2002
                                                                                         ----------    ----------    ----------

Adjustment to insurance reserves for claims..........................................    R$      42    R$      40    R$      91
Adjustment to private retirement plans for benefits .................................            14             3             7
Adjustment to pension investment contracts ..........................................           112           158           280
Insurance claims incurred ...........................................................           447           591           749
Private retirement plans benefits expenses ..........................................            34            30            24
Acquisition costs and other .........................................................           101           133           155
                                                                                         ----------    ----------    ----------

  Total .............................................................................    R$     750    R$     955    R$   1,306
                                                                                         ==========    ==========    ==========


NOTE 23- ADMINISTRATIVE EXPENSES


                                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                                         --------------------------------------
                                                                                            2000          2001          2002
                                                                                         ----------    ----------    ----------

Net occupancy expenses for premises and equipment ...................................    R$     463    R$     583    R$     640
External administrative services ....................................................           502           641           684
Technology expenses .................................................................            82           132           146
Communication expenses ..............................................................           121           251           256
Banking and brokerage fees ..........................................................           100           105           123
Supplies ............................................................................            32            49            44
Advertising and publicity ...........................................................           121           191           157
Other ...............................................................................           103           182           152
                                                                                         ----------    ----------    ----------
     Total ..........................................................................    R$   1,524    R$   2,134    R$   2,202
                                                                                         ==========    ==========    ==========


NOTE 24 - OTHER NON-INTEREST INCOME AND EXPENSE


                                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                                         --------------------------------------
                                                                                            2000          2001          2002
                                                                                         ----------    ----------    ----------
OTHER NON-INTEREST INCOME:
Gain on sale of foreclosed assets, investments
  and premises and equipment(a) .....................................................    R$     268    R$      23    R$      90
Provision for losses on foreclosed assets and unconsolidated
  investment no longer required .....................................................            25            38            25
Capital gain on partial sale of Banco 1 business(b) .................................            93            --            --
Gain on foreign investments(c) ......................................................           142           282         1,187
Provisions for litigation no longer required ........................................            17             7           106
Premium bond income .................................................................            45            61            86
Monetary correction of restricted escrow deposits ...................................            22            29            11
Others ..............................................................................           155           182           209
                                                                                         ----------    ----------    ----------
Total ...............................................................................    R$     767    R$     622    R$   1,714
                                                                                         ==========    ==========    ==========


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================



                                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                                         --------------------------------------
                                                                                            2000          2001          2002
                                                                                         ----------    ----------    ----------

OTHER NON-INTEREST EXPENSE:
Loss on sale foreclosed assets, unconsolidated
  investments and premises and equipment ............................................    R$      33    R$      85    R$     122
Provision for losses on foreclosed assets and unconsolidated
  investments .......................................................................            81            11            31
Uninsured losses of branch network ..................................................            12            11             7
National financing system contributions .............................................            25            43            62
Restructuring charges(d) ............................................................            45            14            --
Civil litigation expenses ...........................................................            34            35            89
Service, revenue and other taxes (including tax litigation) .........................           296           442           464
Statutory profit sharing ............................................................             6             9            13
Foreign exchange rate variation on other liabilities ................................            --            --            33
Credit card selling expenses ........................................................            35            55            98
Others ..............................................................................           151           227           285
                                                                                         ----------    ----------    ----------
  Total .............................................................................    R$     718    R$     932    R$   1,204
                                                                                         ==========    ==========    ==========

------------------

(a)   In 2000 includes R$138 gain on sale of unconsolidated companies being:
      R$95 pre tax gain on sale of Quatro/A Telemarketing & Centrais de Atendimento S.A.; R$36 pre tax gain on exchange of our investment in Zip.Net S.A.; and R$7 pre tax gain on sale of our minority interest in Volkswagen Leasing S.A. - Arrendamento Mercantil.

(b) In September 2000 the Brazilian government authorities authorized our joint venture with PT Multimedia.com, controlled by Portugal Telecom. Through this association Banco1.net S.A., our indirect controlled company was created and PT Multimedia.com invested indirectly in Banco1.net S.A. an amount of R$93 as subscription bonus. The investment made by PT Multimedia.com generated a gain of R$93.

(c) During 2000, 2001 and 2002 the Real devalued against the US dollar 9.3%, 18.7% and 52.3% respectively, (R$1.9554=US$1.00 at December 31, 2000,
      R$2.3204=US$1.00 at December 31, 2001 and R$3.5333=US$1.00 at December 31,
      2002).

(d) We continue to implement our overall restructuring plans in 2000. These activities are a part of our plan to improve the overall efficiency of our operations by improving technology, consolidating existing branches and other integration activities. The related costs are expensed as incurred. The 2000 amount does not include the restructuring charges related with the Bandeirantes acquisition, while the 2001 amount is entirely related with the Bandeirantes' integration.

NOTE 25 - STOCK-BASED COMPENSATION

      The Extraordinary Shareholders' Meeting held on October 31, 2001, approved the stock option program, denominated "Performance". The objective of "Performance" is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the "Performance" program, our executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

      The stock options were recorded on the basis of fair value based accounting method calculated using a Black-Scholes model using the following assumptions in 2002:

      -     measurement date = grant date;

      -     weighted historic volatility of 56.2%;

      -     expected dividend yield of 4.7% per year;

      -     annual risk-free interest rate of 26.4%; and

      -     expected average lives of 4.5 years.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================


      As a result we recognized as expense R$9 during the year ended December 31, 2002.

      Changes in options are summarized in the following table as of year ended December 31, 2002.

                                                                                                  WEIGHTED AVERAGE
                                                  QUANTITY OF OPTIONS      WEIGHTED AVERAGE         FAIR VALUE AT
                                                (IN THOUSANDS OF UNITS)     EXERCISE PRICE           GRANT DATE
                                                -----------------------    -----------------      -----------------

Balance, beginning of year....................                       --                   --                     --
Options granted in a form of Unit.............                  669,700    R$          91.18      R$          59.12
                                                -----------------------    -----------------      -----------------
Balance, end of year..........................                  669,700    R$          91.18      R$          59.12
                                                =======================    =================      =================
Options exercisable as of year-end............                       --                   --                     --
                                                =======================    =================      =================

      The main conditions of the options outstanding as of December 31, 2002 are as follows:


                                                                                               WEIGHTED AVERAGE
                                              QUANTITY OF OPTIONS                                 REMAINING
    EXERCISE PRICE                          (IN THOUSANDS OF UNITS)                           CONTRACTUAL LIFE
------------------------                 ------------------------------                    -------------------------

R$                93.10                                       603,300                                         4.1
                 109.10                                         3,400                                         4.3
                  84.00                                        10,000                                         4.6
                  70.48                                        18,000                                         4.6
R$                69.04                                        35,000                                         4.9
                                         ----------------------------
                                                              669,700
                                         ============================


NOTE 26 - COMPREHENSIVE INCOME

HOLDINGS


                                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                                         ----------------------------------------
                                                                                            2000           2001            2002
                                                                                         ----------     ----------     ----------

Net income reported in statement of income ..........................................    R$     367     R$     485     R$     476
                                                                                         ----------     ----------     ----------
Unrealized holding gains (losses) arising during the period:
   Unrealized gains (losses) on securities available for sale .......................             6            (18)          (145)
   Unrealized losses on cash flow hedging instruments ...............................            --             --            (18)
                                                                                         ----------     ----------     ----------
Other comprehensive income (loss) before tax ........................................             6            (18)          (163)
Income tax related to items of other comprehensive income ...........................            (2)             6             55
                                                                                         ----------     ----------     ----------

Other comprehensive income (loss), net of tax .......................................             4            (12)          (108)
                                                                                         ----------     ----------     ----------
Comprehensive income ................................................................    R$     371     R$     473     R$     368
                                                                                         ==========     ==========     ==========

      Accumulated other comprehensive loss is as follows:


                                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                                         ----------------------------------------
                                                                                            2000           2001           2002
                                                                                         ----------     ----------     ----------

Beginning balance ...................................................................    R$     (25)    R$     (21)    R$     (33)
Current period change ...............................................................             4            (12)          (108)
                                                                                         ----------     ----------     ----------

Ending balance ......................................................................    R$     (21)    R$     (33)    R$    (141)
                                                                                         ==========     ==========     ==========


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================


UNIBANCO


                                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                                         ----------------------------------------
                                                                                            2000          2001           2002
                                                                                         ----------     ----------     ----------

Net income reported in statement of income ..........................................    R$     628     R$     825     R$     803
                                                                                         ----------     ----------     ----------
Unrealized holding gains (losses) arising during the period:
   Unrealized gains (losses) on securities available for sale .......................            10            (29)          (242)
   Unrealized losses on cash flow hedging instruments ...............................            --             --            (30)
                                                                                         ----------     ----------     ----------
Other comprehensive income before tax ...............................................            10            (29)          (272)
Income tax related to items of other comprehensive income (loss) ....................            (4)            10             92
                                                                                         ----------     ----------     ----------
Other comprehensive income (loss), net of tax .......................................             6            (19)          (180)
                                                                                         ----------     ----------     ----------
Comprehensive income ................................................................    R$     634     R$     806     R$     623
                                                                                         ==========     ==========     ==========


      Accumulated other comprehensive income (loss) is as follows:


                                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                                         ----------------------------------------
                                                                                            2000            2001            2002
                                                                                         ----------     ----------     ----------


Beginning balance ...................................................................    R$     (41)    R$     (35)    R$     (54)
Current period change ...............................................................             6            (19)          (180)
                                                                                         ----------     ----------     ----------
Ending balance ......................................................................    R$     (35)    R$     (54)    R$    (234)
                                                                                         ==========     ==========     ==========

NOTE 27 - FAIR VALUE OF FINANCIAL INSTRUMENTS

      SFAS 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. SFAS 107 defines a financial instrument as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument.

      In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through those techniques cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments, including intangibles, from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.




================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================


      The following table summarizes the carrying amount and fair value estimates for our financial instruments:


                                                                AS OF DECEMBER 31,
                                              ----------------------------------------------------
                                                       2001                        2002
                                              ------------------------    ------------------------
                                               CARRYING       FAIR         CARRYING        FAIR
                                                AMOUNT        VALUE         AMOUNT        VALUE
                                              ----------    ----------    ----------    ----------

ASSETS
Cash, due from banks and short-term
  investments ..............................  R$   5,190    R$   5,193    R$  16,804    R$  16,804
Central Bank compulsory deposits .........         1,561         1,561         3,926         3,926
Trading assets, including derivatives ....        11,803        11,803         5,299         5,299
Securities available for sale ............         3,132         3,132         6,196         6,196
Securities held to maturity ..............           661           650         6,622         5,608
Gross loans, excluding leases ............        23,190        22,541        24,734        23,908
LIABILITIES
Deposits .................................        18,555        18,559        26,055        26,067
Federal funds purchased and securities
  sold under repurchase agreements .......         7,587         7,587        13,806        13,806
Short-term borrowings ....................         6,240         6,239         6,305         6,305
Long-term debt ...........................         7,847         7,852        10,928        10,408
Derivatives liabilities(a) ...............           143           143           467           467



------------------
(a)  Recorded as other liabilities. See Note 17.

      We have reviewed the outstanding portion of commitments to extend credit as well as standby and other letters of credit, and have determined that the difference between the amounts committed and the fair value of such financial instruments is not material.

      Fair value estimates, methods and assumptions are set forth below for our financial instruments.

FINANCIAL ASSETS

CASH, DUE FROM BANKS AND SHORT-TERM INVESTMENTS AND CENTRAL BANK COMPULSORY DEPOSITS

      The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments and Central Bank compulsory deposits approximate their fair values. Short-term investments include: interest-bearing deposits in other banks, federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than 90 days, except for R$339 in 2001 and R$352 in 2002 of interest-bearing deposits in other banks with original maturities higher than three months.

TRADING ASSETS, INCLUDING DERIVATIVES

      Fair values for trading assets, which also are the amounts recognized in the consolidated balance sheet, are based on quoted market prices when available or quoted market prices of comparable instruments (see Note 6). The fair value of derivatives are based on the average rate in effect on the market on the last business day of the year for operations with similar maturities and indices, as informed by BM&F and trade associations, including the derivatives recorded as "Other liabilities".

SECURITIES AVAILABLE FOR SALE

      Fair values for securities available for sale, which also are the amounts recognized in the consolidated balance sheet, are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. See Note 7 for further details regarding the amortized cost and fair values of securities available for sale.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================


SECURITIES HELD TO MATURITY

      Held to maturity securities are carried at amortized cost. Fair values are based on quoted market prices of comparable securities. See Note 8 for further details regarding the amortized cost and fair values of held to maturity securities.

LOANS

      Fair values for loans are estimated by groups of loans with similar financial and risk characteristics. Loans are segregated by type, including commercial and industrial, real estate, credit card and other consumer loans, agricultural, import and export financing and international. Each loan type is further segmented into fixed and variable rate interest terms and by corresponding credit categories in order to estimate their fair value.

      The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent in the loan type at each reporting date. The fair values for impaired loans are based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, the loan's quoted rate, if available, or the value of any underlying collateral. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

FINANCIAL LIABILITIES

DEPOSITS

      The carrying amounts reported in the consolidated balance sheet for deposits from banks (interbank deposits) approximate their fair values.

      The fair values disclosed for demand deposits (non-interest bearing checking accounts and savings accounts) are, by SFAS 107 definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts).

      Fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates offered by us on certificates at each reporting date to an estimate of aggregate expected maturities for those deposits.

SHORT-TERM BORROWINGS

      The carrying amounts of federal funds purchased and securities sold under repurchase agreements, import and export financing and other short-term borrowings approximate their fair values.

      The fair value for variable-rate and fixed-rate commercial paper are estimated using a discounted cash flow calculation based on market interest rates for similar instruments.

LONG-TERM DEBT

      The fair value for variable-rate and fixed-rate Euronotes and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, for similar instruments.

      The fair value for mortgage indebtedness are estimated using a discounted cash flow calculation based on market interest rates for similar instruments.

      The fair value of Notes issued under securitization arrangements was computed considering the value that could be obtained in corresponding market.

      The carrying amounts of other long-term debt instruments approximate their fair values since these bear floating rates comparable to those being currently presents in the market.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================


DERIVATIVES

      The fair value of derivatives is included with trading assets and other liabilities as described in Note 2 (d) and (e) and as presented in Notes 6 and
17. See Note 28 for the notional value and estimated fair value of our derivative financial instruments.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

      The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit quality of the counterparties. The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties.

NOTE 28 - DERIVATIVES AND OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

RISK MANAGEMENT

      We continuously strive to improve our risk management practices, which we have integrated into the various levels of our organization. A separate department that is headed by our chief financial officer is responsible for identifying, measuring and managing market, credit and operational risk institution-wide. In addition, some business divisions, due to their specific risk exposures, have dedicated risk management staff. The risk committee, composed of senior management, evaluates the risks involved in our activities and proposes risk management policies accordingly.

CREDIT RISK

      Our credit policy is designed to manage risk while maintaining the flexibility required by market conditions and the needs of our customers. We limit our credit risk exposure by avoiding concentration on clients and particular sectors that we believe have high risk factors. We have various approval levels for both retail and wholesale credit applications. Depending on the size and type of exposure and the customer's prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. Our centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail credit committees. We pre-approve credit limits to our customers for different types of credit lines based on their creditworthiness and size.

      Corporate Credit. We base each credit decision on the following factors: financial history, cash flows, quality of management, relationship history, market conditions and other factors relating to credit risk. We employ an internal credit rating system, which ranks companies based on quantitative criteria, such as recent financial data, and qualitative aspects, such as management and succession issues. We review credit lines for corporate clients every 60 to 360 days, depending on the borrower's rating and the external credit environment.

      Retail Credit. Credit management in the retail banking business, which is characterized by the processing of a large volume of credit requests, requires specialized systems and processes. We use a wide range of statistical tools to evaluate retail credit requests. These tools, which include credit and behavior scoring, are backed by dedicated systems that were developed by us as well as by outside consultants. Our automated credit system is a special software program that services loans at all stages from their inception.

MARKET RISK

      We believe we have a conservative policy regarding market risk exposures. The market risk exposure of our portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================

      We limit our market risk exposure by managing our currency, maturity, and interest rate mismatches. Securities, derivatives, loans and fundings are analysed on a consolidated basis. Derivatives play an important role in managing asset and liability mismatches.

      Exposure limits for our treasury unit are established considering market volatilities, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits suggested by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

      We employ the "value at risk," or VAR, methodology for evaluating our risks. Procedures such as back testing are used to ensure the model's precision and consistency. The analysis captures all financial assets and liabilities, including derivative instruments. We also make use of stress testing evaluation, based on hypothetical macroeconomic scenarios, in order to prevent strong adverse impacts on the results.

      Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in Sao Paulo. Trading limits and strategies are defined by head office and all trading positions are consolidated in centralized databases.

DERIVATIVES

      We use a variety of derivatives, such as forwards, futures, swaps and options, as part of our overall asset and liability risk management. As required by SFAS 133, all these transactions are recorded at fair value as either assets or liabilities and are designated as hedging or non-hedging transactions.

      The following table presents the contract/notional at fair value and credit risk amounts at December 31, 2001 and 2002 of derivative positions held for trading and hedging purposes.


                                                                      AS OF DECEMBER 31,
                                          --------------------------------------------------------------------------
                                                          2001                                 2002
                                          -----------------------------------    -----------------------------------
                                           CONTRACT/NOTIONAL                     CONTRACT/NOTIONAL
                                           AT FAIR VALUE(1)       CREDIT RISK     AT FAIR VALUE(1)      CREDIT RISK
                                          ------------------     ------------    ------------------     ------------

INTEREST RATES:

Swap contracts .......................    R$           3,495     R$       379   R$            1,828     R$       297
Swap contracts with daily reset ......                    --               --                   (18)              --
Future contracts .....................                (3,481)              --                 4,853               --
Forward contracts ....................                   (31)              --                    --               --
FOREIGN CURRENCY:
Swap contracts .......................                (3,195)              33                (1,886)             111
Swap contracts with daily reset ......                    --               --                    18               --
Future contracts .....................                  (948)              --                 1,325               --
EXCHANGE COUPON:
Future contracts .....................                  (534)              --                (2,628)              --
EQUITY SECURITIES:
Option contracts .....................    R$               1     R$        --    R$               2     R$        --
                                                                 ------------                           ------------
 Total derivative assets..............                           R$       412                           R$       408
                                                                 ============                           ============

--------------------
(1)  Includes both long and short positions, net.

NON-HEDGING TRANSACTIONS

      Interest rate and currency swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The original maturity on these contracts at December 31, 2002 ranges from 2 days to 6 years. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions, due to movements in interest rates and the exchange rate of currencies. The total credit



================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================

exposure associated with interest rate and currency swaps totaled receivables in the amounts of R$412 and R$408 that are classified as "Trading assets" at December 31, 2001 and 2002, respectively. Additionally, we have liabilities related to other interest rate and currency swaps in the amounts of R$112 and R$467 that are classified as "Other liabilities" at December 31, 2001 and 2002, respectively. At December 31, 2002 the provision for probable losses related to credit risk in the swaps was R$1.

      Interest rate and currency futures and interest rate forward contracts are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made for the future contracts. The forward contracts which have monthly cash settlements and the amount of liabilities we provided for is R$31 at December 31, 2001. Maturities of these contracts at December 31, 2002 range from 2 days to 3 years. The credit risk associated with future and forwards contracts is minimized due to daily or monthly cash settlements.

      Options are contracts which (i) transfer, modify, or reduce interest rate risk, or (ii) allow us to purchase or sell an equity security in exchange for the payment of a premium at inception of the contract. As a purchaser of options, we pay a premium and as the writer of options, receive a premium in exchange for bearing the risk of unfavorable movements in future interest rates and market prices for the underlying equity security. We have one contract with original maturity of 5 years. We had no credit exposure associated with purchased equity securities option in 2001 and 2002.

HEDGING TRANSACTIONS

      At December 31, 2001 we did not have derivatives designated as hedges. At December 31, 2002, we designated several swap contracts indexed to US dollar with notional amounts of R$106, as hedge of the changes in fair value of part of our time deposits in US dollar due to both, foreign exchange and interest rate risks. The hedged time deposits were also adjusted to market value with changes in fair value reported in current earnings.

         At December 31, 2002 we also designated future contracts indexed to the Brazilian benchmark interest rate with notional at fair value of R$1,021 as hedge of the variability in expected future cash flows associated with the interest expenses on part of our time deposits indexed to Brazilian interbank interest rate. During the next twelve months we expect to reclassify to earnings R$22 of pretax net losses, or R$15 after tax, on cash flow hedge derivatives currently reported in "accumulated other comprehensive losses" in the pretax amount of R$30. If at any time, we determine that these derivatives are not expected to be or have ceased to be highly effective as a hedge, the derivative expires or is sold, or we discontinue the derivative's hedge designation we will discontinue the hedge accounting. In those circumstances, amounts included in "Accumulated other comprehensive losses" will be recognized in earnings. Otherwise, the amounts included in "Accumulated other comprehensive losses" will be recognized in earnings as changes in the expected cash flows from the hedged interest expenses on time deposits occur.

      For the year ended December 31, 2002, we recognized no gain or loss regarding the ineffectiveness of our cash flow or fair value hedges.

      The carrying value, represented by fair value, of all the derivatives described above and are included in trading account assets and in other liability - derivative liability as summarized in Notes 6 and 17.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================

FINANCIAL GUARANTEES

      As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:


                                                                         CONTRACTUAL AMOUNTS
                                            --------------------------------------------------------------------------------
                                                                          AS OF DECEMBER 31,
                                            --------------------------------------------------------------------------------
                                                                    LESS THAN    1 TO 3     3 TO 5       AFTER 5   NO STATED
                                              2001        2002      ONE YEAR     YEARS       YEARS        YEARS     MATURITY
                                            --------    --------    ---------   --------    --------    --------    --------

Co-obligation for credit assignment ....    R$   216    R$    15    R$    15    R$    --    R$    --    R$    --    R$    --
Guarantees .............................       4,002       4,251       1,466         354         524         893       1,014
Standby letters of credit and other
  letter of credit .....................          79         302         302          --          --          --          --


      The carrying value of financial guarantees are recorded in "Other liabilities" and amount R$10, including the provision for probable losses in the amount of R$3.

      Standby letters of credit and guarantees are our conditional commitments to guarantee the performance of a customer to a third party in borrowing arrangements. Other letters of credit are issued to support transactions on behalf of customers.

      In the ordinary course of our business, we enter into contracts that contain indemnification provisions. These provisions require us to make payments to another party in the event that certain events occur. Many of these provisions call for us to indemnify the other party against loss in the event that we fail to perform our obligations under the contract. These performance guarantees are not subject to disclosure. Other types of indemnification agreements that function as financial guarantees are considered to have remote risk of loss experience is negligible and maximum exposure to loss is not possible to estimate due to the pervasive, yet low risk, nature of these agreements.

      At December 31, 2001 and 2002 we have contractual amounts of R$14,806 and R$11,207, respectively, of unfounded commitments to extend credit for a specified time period to lend to a customer who has complied with predetermined contractual conditions. These contracts have maturity less than one year and can be renewed.

      The maximum potential credit risk of these contracts is equal to the contractual amounts shown above if the counterparty does not perform under the respective contract. Generally, these contracts expire without being drawn upon; therefore, the contractual amounts are not indicative of the actual credit exposure or future cash flow requirements for such commitments. To mitigate credit risk, we may require the counterparty to pledge collateral in the form of cash, securities or other assets to support the extension of credit similar to the collateral required for our lending operations.

NOTE 29 - COMMITMENTS AND CONTINGENT LIABILITIES

ASSETS UNDER MANAGEMENT

      We manage a number of investment funds which are available to institutional investors and the general public. These assets in the amount of R$20,397 and R$18,384 at December 31, 2001 and 2002, respectively, are not included in our consolidated balance sheet. Fees are generally charged monthly, at average rates of 1.3% per year (for 2002, 2001 and 2000) of the market value of the assets under management. We do not guarantee minimum returns on such funds.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================


LITIGATION

      We and our subsidiaries are defendants in several legal actions, mainly relating to income taxes, indirect taxes and labor claims. Based on the advice of our external legal counsel, we believe that an unfavorable outcome in any or all of these actions will not have a material effect on our financial condition or results of operations.

      The changes in the provision for probable losses in 2000, 2001 and 2002 were as follows:


                                                                  AS OF DECEMBER 31,
                                                      ----------------------------------------
                                                         2000            2001           2002
                                                      ----------     ----------     ----------

Balance, beginning of year .......................    R$     821     R$   1,266     R$   1,396
Provisions of acquired companies .................           411             --             --
Provision charged ................................           209            284            407
Payments .........................................          (158)          (147)          (244)
Reversal of provisions no longer required ........           (17)            (7)          (106)
                                                      ----------     ----------     ----------
Balance, end of year (Note 17) ...................    R$   1,266     R$   1,396     R$   1,453
                                                      ==========     ==========     ==========


OTHER COMMITMENTS

      We lease many properties under standard real estate leases that can be canceled at our option and include renewal options and escalation clauses. Rescission of real estate leases did not involve material penalties in 2000 and 2001 and were R$28 in 2002. Expenses of real estate leases were R$89, R$114 and R$118, in 2000, 2001 and 2002, respectively. The following table set forth the real estate leases commitments:


2003..............................................                R$     114
2004..............................................                        97
2005..............................................                        75
2006..............................................                        55
2007..............................................                        38
Thereafter........................................                       105
                                                                  ----------
Total.............................................                R$     484
                                                                  ==========

      Our monthly amount of rental payments with no stated maturity in renew process and under litigation is R$2.


NOTE 30 - REGULATORY MATTERS

      We are subject to regulation by the Central Bank, which promulgates various regulations regarding currency and credit policies for financial institutions operating in Brazil. Additionally, the Central Bank determines minimum capital requirements, lending limits, accounting practices and compulsory deposit requirements (see Note 5). Failure to meet these requirements is subject to penalties imposed by Central Bank.

      The Central Bank requires banks to comply with regulations, which currently are similar to the Basle Accord as regards capital adequacy, except for the 11% capital minimum requirement.



================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================


      In accordance with Central Bank rules, banks are required to calculate compliance with the minimum requirement on either a partial consolidated basis (considering only the institutions regulated by the Central Bank, including investments and branches abroad or full consolidated basis (considering all institutions owned by the banks, including insurance, savings and annuities products, private retirement and credit card companies). The minimum capital ratio requirement in Brazil is 11%. The following table sets forth the capital ratios:


                                                             AS OF DECEMBER 31,
                                            -------------------------------------------------------
                                            PARTIAL CONSOLIDATION(a)        FULL CONSOLIDATION(b)
                                            -------------------------     -------------------------
                                               2001           2002          2001             2002
                                            ----------     ----------     ----------     ----------

In accordance with Brazilian Central
 Bank requirements
     Tier I Capital ....................         13.71%         13.82%         14.63%         13.91%
     Tier II Capital ...................          0.01           1.89           0.01           1.74
                                            ----------     ----------     ----------     ----------
          Total Capital ................         13.72%         15.71%         14.64%         15.65%
                                            ==========     ==========     ==========     ==========


---------------

(a)  Partial consolidation excludes non-financial subsidiaries.

(b)  Full consolidation includes both financial and non-financial subsidiaries.

      Currently, the Central Bank does not limit the amount of dividends which may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

      Additionally, the Central Bank limits the amount of investments in consolidated subsidiaries not engaged in banking, leasing or securities activities and in unconsolidated companies, premises and equipment and intangible assets to 70% of stockholders' equity on a consolidated basis. The Central Bank also limits unconsolidated investments, premises and equipment and intangible assets to 70% of stockholders' equity on a full consolidated basis. On June 30, 2002 and December 31, 2002 this limit was reduced to 60% and 50%, respectively. At December 31, 2001 and 2002 our total investment in such assets was less than the Central Bank limit.

NOTE 31 - SEGMENT INFORMATION

      We operate principally in the retail banking, wholesale banking, insurance and asset management industries. See further details in Note 1.

      The following table presents a summary of our operations for the year ended December 31, 2000, 2001 and 2002, by segment, in accordance with SFAS 131 "Disclosures about Segments of an Enterprise and Related Information".



================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================


      In order to improve the presentation, prior periods amounts relating to our private banking and our savings and annuities products were reclassified from wholesale banking and insurance to wealth management and retail banking, respectively, for comparative purposes to conform to the current period presentation, due to change in our business segment.


                                                                          FOR THE YEAR ENDED DECEMBER 31, 2000
                                                    -------------------------------------------------------------------------------
                                                     RETAIL       WHOLESALE                   WEALTH
                                                     BANKING       BANKING      INSURANCE    MANAGEMENT   ELIMINATIONS      TOTAL
                                                    ---------     ---------     ---------    ----------   ------------    ---------

Net interest income ............................    R$  1,724     R$    605     R$    348     R$     31     R$     --     R$  2,708
Provision for loan losses ......................         (505)         (163)            3           (11)           --          (676)
Insurance and private
   retirement plan premiums ....................           --            --           794            --            --           794
Equity in earnings of
   unconsolidated companies ....................          143             1             1            19            --           164
Fee and commission income ......................          841           149            (2)          234            88         1,134
Other non-interest income ......................          779           106            12             1            23           875
Salaries and benefits and
  administrative expense .......................       (2,155)         (350)         (186)         (168)          (39)       (2,820)
Insurance and private
   retirement plan expenses ....................           --            --          (791)           --           (41)         (750)
Other non-interest expense .....................         (552)         (142)          (44)          (11)          (31)         (718)
                                                    ---------     ---------     ---------     ---------     ---------     ---------
Income before taxes and minority interest ......          275           206           135            95            --           711
Income taxes ...................................           12            29           (35)          (20)           --           (14)
Minority interest ..............................            5            --           (72)           (2)           --           (69)
                                                    ---------     ---------     ---------     ---------     ---------     ---------
Net income .....................................    R$    292     R$    235     R$     28     R$     73     R$     --     R$    628
                                                    =========     =========     =========     =========     =========     =========



                                                                       FOR THE YEAR ENDED DECEMBER 31, 2001
                                              -------------------------------------------------------------------------------------
                                               RETAIL          WHOLESALE                      WEALTH
                                               BANKING          BANKING         INSURANCE    MANAGEMENT    ELIMINATIONS     TOTAL
                                              ---------        ---------        ---------    ----------    ------------   ---------

Net interest income ......................    R$  3,251        R$    485        R$    368     R$     69     R$     --     R$  4,173
Provision for loan losses ................       (1,034)             (72)               3             3            --        (1,100)
Insurance and private
   retirement plan premiums ..............           --               --            1,046            --            --         1,046
Equity in earnings of
   unconsolidated companies ..............          209               (7)              11            22            --           235
Fee and commission income ................        1,258              223                1           264            93         1,653
Other non-interest income ................          562(a)           247(a)            46            --            28           827
Salaries and benefits and
  administrative expense .................       (3,221)            (380)            (242)         (194)          (37)       (4,000)
Insurance and private
   retirement plan expenses ..............           (1)              --           (1,006)           --           (52)         (955)
Other non-interest expense ...............         (711)            (179)             (61)          (13)          (32)         (932)
                                              ---------        ---------        ---------     ---------     ---------     ---------
Income before taxes
   and minority interest .................          313              317              166           151            --           947
Income taxes .............................           (2)              25              (24)          (37)           --           (38)
Minority interest ........................           (9)              --              (72)           (3)           --           (84)
                                              ---------        ---------        ---------     ---------     ---------     ---------
Net income ...............................    R$    302        R$    342        R$     70     R$    111     R$     --     R$    825
                                              =========        =========        =========     =========     =========     =========
Identifiable assets ......................    R$ 22,859        R$ 26,440        R$  3,675     R$    528     R$    120     R$ 53,382
                                              =========        =========        =========     =========     =========     =========


------------------
(a) Includes R$282 of exchange gains on net foreign assets abroad, allocated between the retail and wholesale banking segments base on the net interest (after provision for loan losses) of each segment.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================


                                                              FOR THE YEAR ENDED DECEMBER 31, 2002
                                       --------------------------------------------------------------------------------------
                                        RETAIL        WHOLESALE                       WEALTH
                                        BANKING        BANKING       INSURANCE      MANAGEMENT    ELIMINATIONS       TOTAL
                                       ----------     ----------     ----------     ----------    ------------     ----------

Net interest income ...............    R$   3,214     R$   1,334     R$     693     R$      61     R$      --     R$   5,302
Provision for loan losses .........        (1,030)          (269)             1              7             --         (1,291)
Insurance and private
  retirement plan premiums ........            --             --          1,291             --             --          1,291
Equity in earnings of
  unconsolidated companies ........           194            (21)             6              5             --            184
Fee and commission income .........         1,330            292              1            300             69          1,854
Other non-interest income .........           878           (982)             8              3             20           (113)
Salaries and benefits and
  administrative expense ..........        (3,315)          (333)          (255)          (213)           (41)        (4,075)
Insurance and private
  retirement plan expenses ........            --             --         (1,306)            --             --         (1,306)
Other non-interest expense ........          (891)          (167)          (178)           (16)           (48)        (1,204)
                                       ----------     ----------     ----------     ----------     ----------     ----------
Income before taxes and minority
  interest ........................           380           (146)           261            147             --            642
Income taxes ......................            78            295            (57)           (40)            --            276
Minority interest .................            (2)            --           (112)            (1)            --           (115)
                                       ----------     ----------     ----------     ----------     ----------     ----------
Net income ........................    R$     456     R$     149     R$      92     R$     106     R$      --     R$     803
                                       ==========     ==========     ==========     ==========     ==========     ==========
Identifiable assets ...............    R$  23,889     R$  41,864     R$   4,720     R$   2,156     R$     641     R$  71,988
                                       ==========     ==========     ==========     ==========     ==========     ==========

      Our operations are primarily carried out in Brazil; however, we have operations in the United States, the United Kingdom, the Bahamas, Grand Cayman, Luxembourg and Paraguay, none of which are individually material to Unibanco and its subsidiaries as a whole.


NOTE 32 - PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information of Holdings, the Parent Company, is presented below:


                                                                    AS OF DECEMBER 31,
                                                                ------------------------
BALANCE SHEET:                                                     2001           2002
                                                                ----------    ----------

Interest-bearing deposits with banks .......................    R$       9    R$       9
Investment in Unibanco .....................................         3,584         3,759
Dividends receivable .......................................           100           105
Other assets ...............................................             1             2
                                                                ----------    ----------
Total assets ...............................................    R$   3,694    R$   3,875
                                                                ==========    ==========
Short-term borrowings ......................................    R$       1    R$      --
Dividends payable ..........................................           100           104
Other liabilities ..........................................             7             9
Stockholders' equity .......................................         3,586         3,762
                                                                ----------    ----------
    Total liabilities and stockholders' equity .............    R$   3,694    R$   3,875
                                                                ==========    ==========


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================



                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------
STATEMENT OF INCOME:                                               2000           2001           2002
                                                                ----------     ----------     ----------

Interest on deposits in banks ..............................    R$      --     R$       1     R$       1
Dividends from Unibanco ....................................           167            188            198
Equity in undistributed earnings of Unibanco ...............           204            297            278
Amortization of negative goodwill ..........................             1             --             --
Non-interest expense .......................................             5              1              1
                                                                ----------     ----------     ----------
    Net income .............................................    R$     367     R$     485     R$     476
                                                                ==========     ==========     ==========
STATEMENT OF CASH FLOWS:
OPERATING ACTIVITIES:
Net income .................................................    R$     367     R$     485     R$     476
Less - Equity in earnings of Unibanco ......................           371            485            476
       Amortization of negative goodwill ...................             1             --             --
Change in assets and liabilities
   Other assets ............................................            (8)           (20)             7
   Other liabilities .......................................            12             21             (6)
                                                                ----------     ----------     ----------
     Net cash provided by operating activities .............            (1)             1              1
                                                                ----------     ----------     ----------
INVESTING ACTIVITIES:
Cash dividends received ....................................           163            165            194
Cash dividends paid ........................................          (155)          (165)          (194)
Purchase of additional investment in Unibanco ..............          (658)           (11)            --
                                                                ----------     ----------     ----------
     Net cash used in investing activities .................          (650)           (11)            --
                                                                ----------     ----------     ----------
FINANCING ACTIVITIES:
Proceeds from the issuance of stock ........................           658             11             --
                                                                ----------     ----------     ----------
Net increase (decrease) in short-term borrowing ............            --              1             (1)
                                                                ----------     ----------     ----------
     Net cash provided by financing activities .............           658             12             (1)
Net increase in cash and cash equivalents ..................             7              2             --
Cash and cash equivalents at beginning of year .............            --              7              9
                                                                ----------     ----------     ----------
Cash and cash equivalents at end of year ...................    R$       7     R$       9     R$       9
                                                                ==========     ==========     ==========

NOTE 33 - SUBSEQUENT EVENTS

      (a) On February 12, 2003 Unibanco's Board of Directors and the Holdings' Board of Directors authorized for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares and 3,033,185,661 Holdings Class "B" preferred shares, to be held in treasury for subsequent sale or cancellation, without capital reduction.

      Up to May 12, 2003, 228,000,000 Unibanco preferred shares, 167,225,000
Units and 372,900 GDS issued by both Unibanco and Holdings were repurchased. Through a "Share Exchange Agreement", Unibanco assigned and transferred to Holdings 353,675,000 Class "B" preferred shares issued by Holdings acquired in the form of Unit or GDS and Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively. Holdings recorded 353,675,000 preferred shares Class "B", at an average price of R$47.85 per thousand shares as treasury stocks.

      (b) On April 28, 2003 the Holdings' General meeting, permitted the conversion of Class "A" preferred shares into Class "B" preferred shares, the latter regarded as equities enjoying greater liquidity, since they are included in the Units. The ratio of conversion of Class "A" preferred shares into Class "B" preferred shares will be one-to-one, at the stockholders' discretion.


================================================================================

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY AND
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in millions of Brazilian Reais, unless otherwise indicated)

================================================================================

      (c) In June 2003 we announced that we have retained Credit Suisse First Boston as our adviser in the structuring of a public conversion offer, exclusively for the Brazilian market. The conversion offer will enable the holders of preferred shares issued by Unibanco to convert them into Units under the same terms of the 1997 conversion offer that followed the global ADR offer which opened the trading of Units in the NYSE in the form of ADRs. Therefore, if the conversion offer is successful, there will be an increase in liquidity for the Units in the domestic market and the holders of preferred shares will migrate to our most liquid security. The holders of preferred shares who decide to adhere to the conversion offer will receive dividends which are up to 4.7% less than what they would have received if they had decided otherwise. Such estimate is based on the payments of dividends made in the last 5 fiscal years. The consummation of the transaction is subject to the approval by and consequent registration with the Brazilian Securities Commission - CVM of the structure to be proposed by the companies involved, as well as its approval by the boards of directors.


================================================================================

Independent auditors' report

The Administrative Council and Shareholders
Credicard S.A. Administradora de Cartoes de Credito

Sao Paulo - SP

We have audited the accompanying balance sheets of Credicard S.A. Administradora de Cartoes de Credito as of December 31, 2002 and 2001 and the related statements of earnings, changes in shareholders' equity and changes in financial position for the years ended December 31, 2002, 2001 and 2000 which, as described in Note 2, have been prepared on the basis of accounting practices accepted in Brazil. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicard S.A. Administradora de Cartoes de Credito as of December 31, 2002 and 2001, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting practices generally accepted in Brazil.


September 11, 2003


KPMG Auditores Independentes
CRC 2SP014428/O-6

Original signed in Portuguese
Jose Gilberto Montes Munhoz
Accountant CRC 1SP145676/O-5

Giuseppe Masi
Accountant CRC 1SP176273/O-7

Credicard S.A. Administradora de Cartoes de Credito



Balance sheets

DECEMBER 31, 2002 AND 2001

(In thousands of Reais)

ASSETS                                                      2002            2001
CURRENT                                                2,544,895       2,978,523
                                                      ----------      ----------

    Cash and cash equivalents                              2,063           8,035
    Short-term investments                                    --         344,249
    Accounts receivable from cardholders               2,422,272       2,503,814
    Income tax withheld                                    7,764          15,936
    Other accounts receivable                            116,448         108,148
    Doubtful receivables                                 300,763         439,134
    Allowance for doubtful receivables                  (318,911)       (450,403)
    Prepaid expenses                                      14,496           9,610

LONG-TERM                                                285,033         307,684
                                                      ----------      ----------

    Deferred income and social contribution taxes        285,033         307,541
    Other                                                     --             143

PERMANENT                                                155,941         116,271
                                                      ----------      ----------

    Fixed assets                                          78,536          68,990
    Investments in subsidiaries                           25,833           1,654
    Other investments                                      7,662           7,658
    Deferred charges                                      43,910          37,969
                                                      ----------      ----------

                                                       2,985,869       3,402,478
                                                      ==========      ==========


LIABILITIES                                                 2002            2001
CURRENT                                                2,317,006       2,795,366
                                                      ----------      ----------

    Accounts payable - Acquirers                       1,789,911       2,212,941
    Labor obligations                                     23,869          22,046
    Taxes payable                                         30,736          52,464
    Prepaid membership fees                              217,253         226,832
    Borrowings                                            31,679          32,233
    Other accounts payable                               223,558         248,850

LONG-TERM                                                350,740         309,820
                                                      ----------      ----------

    Provision for tax risks and
       other contingent liabilities                      350,740         309,820

SHAREHOLDERS' EQUITY                                     318,123         297,292
                                                      ----------      ----------

    Capital stock                                        191,000         191,000
    Capital reserve                                       41,738          23,749
    Revenue reserve                                       38,200          21,200
    Retained earnings                                     47,185          61,343
                                                      ----------      ----------



                                                       2,985,869       3,402,478
                                                      ==========      ==========

See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartoes de Credito



Statements of earnings

YEARS ENDED DECEMBER 31, 2002,2001 AND 2000

(In thousands of Reais, except net income per share)




                                                                  2002            2001            2000
GROSS OPERATING REVENUE
    Operating income                                         2,355,627       2,374,726       2,256,689
    Service tax                                                (48,044)        (49,148)        (42,071)
    COFINS tax                                                 (75,220)        (73,674)        (66,133)
    Net financial income deducted of financial expenses
       of R$ 123,160 in 2002, R$ 69,967 in 2001
       and R$ 49,608 in 2000                                    51,120          50,931          15,795
                                                            ----------      ----------      ----------

                                                             2,283,483       2,302,835       2,164,280
                                                            ----------      ----------      ----------

OPERATING (REVENUE) EXPENSES
    Administrative and general                               1,401,463       1,267,169       1,217,058
    Depreciation and amortization                               47,734          43,825          41,173
    Allowance for doubtful receivables                         309,084         394,511         395,762
    Equity in the income (losses) of subsidiaries              (13,878)         (1,203)         (1,830)
                                                            ----------      ----------      ----------

                                                             1,744,403       1,704,302       1,652,163
                                                            ----------      ----------      ----------

OPERATING INCOME                                               539,080         598,533         512,117

NON OPERATING RESULTS                                           31,733          (3,090)        (10,265)
                                                            ----------      ----------      ----------

INCOME BEFORE INCOME AND
  SOCIAL CONTRIBUTION TAXES                                    570,813         595,443         501,852
                                                            ----------      ----------      ----------

SOCIAL CONTRIBUTION TAX                                        (43,318)        (56,382)        (51,331)

INCOME TAX                                                    (133,766)       (132,671)       (129,039)
                                                            ----------      ----------      ----------

NET INCOME FOR THE YEAR                                        393,729         406,390         321,482
                                                            ==========      ==========      ==========

NET INCOME PER SHARE - R$                                        10.14           10.47            8.28
                                                            ==========      ==========      ==========


See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartoes de Credito



Statements of changes in shareholders' equity

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In  thousands of Reais)

                                                   CAPITAL        REVENUE
                                                   RESERVE        RESERVE
                                                  ----------      --------
                                                                                               TOTAL
                                        CAPITAL       FISCAL         LEGAL      RETAINED
                                          STOCK   INCENTIVES       RESERVE      EARNINGS          2000
BALANCES AT JANUARY 1ST                 130,000       40,620         5,187         9,718       185,525

Capital increase                         41,000      (40,620)         (380)           --            --

Fiscal incentives                            --        6,445            --            --         6,445

Distribution of interim dividends            --           --            --        (9,718)       (9,718)

Net income for the year                      --           --            --       321,483       321,483

Prior-year adjustments  (Note 10g)           --           --            --            --            --

Distributions:
    Legal reserve                            --           --        16,074       (16,074)           --
    Distribution of dividends                --           --            --      (270,037)     (270,037)
                                       --------     --------      --------      --------      --------

BALANCES AT DECEMBER 31ST               171,000        6,445        20,881        35,372       233,698
                                       ========     ========      ========      ========      ========

                                        CAPITAL       FISCAL         LEGAL      RETAINED       TOTAL
                                          STOCK   INCENTIVES       RESERVE      EARNINGS          2001
BALANCES AT JANUARY 1ST                 171,000        6,445        20,881        35,372       233,698

Capital increase                         20,000           --       (20,000)           --            --

Fiscal incentives                            --       17,304            --            --        17,304

Distribution of interim dividends            --           --            --       (35,372)      (35,372)

Net income for the year                      --           --            --       406,390       406,390

Prior-year adjustments  (Note 10g)           --           --            --            --            --

Distributions:
    Legal reserve                            --           --        20,319       (20,319)           --
    Distribution of dividends                --           --            --      (324,728)     (324,728)
                                       --------     --------      --------      --------      --------

BALANCES AT DECEMBER 31ST               191,000       23,749        21,200        61,343       297,292
                                       ========     ========      ========      ========      ========

                                        CAPITAL       FISCAL         LEGAL      RETAINED       TOTAL
                                          STOCK   INCENTIVES       RESERVE      EARNINGS          2002
BALANCES AT JANUARY 1ST                 191,000       23,749        21,200        61,343       297,292

Capital increase                             --           --            --            --            --

Fiscal incentives                            --       17,989            --            --        17,989

Distribution of interim dividends            --           --            --       (61,343)      (61,343)

Net income for the year                      --           --            --       393,729       393,729

Prior-year adjustments  (Note 10g)           --           --            --        18,226        18,226

Distributions:
    Legal reserve                            --           --        17,000       (17,000)           --
    Distribution of dividends                --           --            --      (347,770)     (347,770)
                                       --------     --------      --------      --------      --------

BALANCES AT DECEMBER 31ST               191,000       41,738        38,200        47,185       318,123
                                       ========     ========      ========      ========      ========


See the accompanying notes to the financial statements.

Credicard S.A. Administradora de Cartoes de Credito



Statements of changes in financial position

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of Reais)

                                                                2002          2001          2000
SOURCES OF FUNDS
    FROM OPERATIONS
      Net income for the year                                393,729       406,390       321,482
      Revenue (expenses) not affecting working capital:
         Equity in the income (loss) of subsidiaries         (13,878)       (1,203)       (1,830)
         Depreciation and amortization                        47,734        43,825        41,173
         Provision for losses with tax incentives             17,989        17,304         6,445
         Provision for losses with fixed assets                   --            --         4,679
         Prior-year adjustment                                18,226            --            --
         Increase in long-term liabilities                    40,920           589       161,178
         Results on sale of fixed assets                     (30,590)          464         1,023
                                                            --------      --------      --------

                                                             474,130       467,369       534,150

    DIVIDENDS RECEIVED FROM SUBSIDIARIES                          --         1,165         1,808

    FROM THIRD PARTIES
      Disposal of fixed assets                                23,851           210         9,810
      Decrease in long-term assets                            22,651            --            --
                                                            --------      --------      --------

                                                              46,502           210         9,810
                                                            --------      --------      --------

                                                             520,632       468,744       545,768
                                                            --------      --------      --------

APPLICATION OF FUNDS
    INVESTMENTS IN
      Fixed assets                                            48,133        22,208        40,531
      Deferred charges                                         8,349        28,140         9,041
      Investments                                             10,305            28         3,496
                                                            --------      --------      --------

                                                              66,787        50,376        53,068

    DIVIDENDS DISTRIBUTED                                    409,113       360,100       279,754
                                                            --------      --------      --------

    INCREASE IN LONG-TERM ASSETS                                  --        46,923        34,452

                                                             475,900       457,399       367,274
                                                            --------      --------      --------

    INCREASE IN NET WORKING CAPITAL                           44,732        11,345       178,494
                                                            ========      ========      ========

    CHANGES IN NET WORKING CAPITAL
      Current assets                                        (433,628)      126,936       726,747
      Current liabilities                                   (478,360)      115,591       548,253
                                                            --------      --------      --------

    NET WORKING CAPITAL                                       44,732        11,345       178,494
                                                            ========      ========      ========


See the accompanying notes to the financial statements.

      Credicard S.A. Administradora de Cartoes de Credito



      Notes to the financial statements

      YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

      (In thousands of Reais)




1     OPERATIONS

      The Company issues and administers both its own and third parties' credit cards, obtains financing from financial institutions in the name of and on the part of cardholders and concedes guarantees to cardholders.

      Credicard S.A. has started a process to segregate the processing and issuance and card management businesses, resulting the units of Issuance and Management of Cards (Credicard) and Services and Processing of Commercial Information (Orbitall).

2     DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law.

      A.    RECOGNITION OF REVENUES

            Income and expenses are allocated to the statement of earnings on the accrual basis.

            Annual cardholder fees are recorded under the caption "Prepaid membership fees" in the current liabilities upon billing and are allocated to the statement of earnings over the service period.

            Remuneration for guarantees provided is allocated daily to the statement of earnings on a "pro rata" basis, over the terms of the operations.

            The income tax of the year was calculated at the rate of 15%, plus surtaxes provided for in current law. The social contribution tax was calculated at the rate of 9% during 2002 and 2001. In 2000, the rate was 12% in January and 9% in the following months. The provision for these taxes considering the applicable portion of tax incentives is shown under "Taxes payable", deducted by the amounts prepaid during the period.

      Credicard S.A. Administradora de Cartoes de Credito



      Notes to the financial statements

      (In thousands of Reais)



            Tax credits arising from temporary differences related to additions to book income, basically Allowance for Doubtful Receivables and Provision for Tax, Civil and Labor Contingencies, will be deductible in future years are recognized in the amount considered recoverable and stated under "Long-term assets". Management expects that such tax credits will be fully utilized with profits to be generated in the next 3 years. In 2001, the amount of R$ 9,218 was not recognized as deferred income and social contribution tax.

      B.    ACCOUNTS RECEIVABLE FROM CARDHOLDERS

            Accounts receivable from cardholders represent purchases made by cardholders, and mature in an average of 30 days. Contractual charges are added to bills not paid on time, until the date they are transferred to "Doubtful receivables", which occurs on average in 71 days after the maturity date. Purchases made abroad are restated according to the foreign exchange U.S. dollar floating rate prevailing on the balance sheet date.

      C.    DOUBTFUL RECEIVABLES

            Doubtful receivables represent balances of defaulting cardholders. There are collection lawsuits in process for recovery of these receivables.

      D.    ALLOWANCE FOR DOUBTFUL RECEIVABLES

            The allowance is established in an amount considered sufficient to absorb future losses on collection of accounts receivable from cardholders. The criteria used consider the application of the historic real percentage of losses of the portfolio in each band of delay and on the balance to fall due.

      E.    PERMANENT

            Fixed assets and deferred charges are recorded at purchase cost, adjusted for monetary correction up to December 31, 1995, less accumulated depreciation and amortization, calculated by using the straight-line method at rates which take into account the estimated useful lives of the assets.

            Investments in subsidiaries are valued by using the equity method. Other investments are stated at cost, adjusted for monetary correction up to December 31, 1995.

      Credicard S.A. Administradora de Cartoes de Credito



      Notes to the financial statements

      (In thousands of Reais)


      F.    ACCOUNTS PAYABLE - ACQUIRERS

            "Accounts payable - Acquirers" account refers to amounts payable to Redecard S.A. (Company owned by the same shareholders of Credicard, responsible for the relationship with establishments) and other acquirers for transactions carried out by cardholders with the network of establishments.

      G.    BORROWINGS

            Borrowings are stated at principal, plus contractual charges up to the financial statement closing date. These charges are shown as financial expenses.

3     OTHER ACCOUNTS RECEIVABLES

      Other accounts receivables are composed primarily of accounts receivable transferred to Caixa Economica Federal of R$ 44,461 (Note 10f); services rendered of R$ 39,078 (R$ 39,558 in 2001); judicial deposits of R$ 11,083 (R$ 10,722 in 2001); accounts receivable from licensed third parties in the amount of R$ 394 (R$ 24,721 in 2001) and marketing funds of R$ 75 (R$ 10,999 in 2001).

      Credicard S.A. Administradora de Cartoes de Credito



      Notes to the financial statements

      (In thousands of Reais)




4     FIXED ASSETS

                                       ANNUAL
                                 DEPRECIATION
                                         RATE
                                            %             2002             2001
Furniture and fixtures                     10           16,315           15,203
Facilities                                 10            9,090            8,624
Equipment                         10, 20 e 40          223,462          199,083
Vehicles                                   20            1,093            1,163
Trademarks and patents                     --              157              140
Leasehold improvements                     (*)          23,977           23,512
                                                       -------          -------

       Total                                           274,094          247,725
                                                       -------          -------

Accumulated depreciation                              (195,558)        (178,735)
                                                       -------          -------

                                                        78,536           68,990
                                                       =======          =======

(*) In accordance with the terms of the respective rental contracts.

      Credicard S.A. Administradora de Cartoes de Credito



      Notes to the financial statements

      (In thousands of Reais)




5     INVESTMENTS IN SUBSIDIARIES

      The investments in subsidiaries are as follows:

                                               ORBITALL                     CREDICARD
                                      SERVICOS E PROCESSAMENTO DE          COMERCIAL E
                                      INFORMACOES COMERCIAIS LTDA.      IMPORTADORA LTDA.            TOTAL
                                     -----------------------------    ---------------------    ----------------
                                          2002               2001        2002         2001       2002      2001
      Position of subsidiaries:
         Capital                        11,600              1,100          98           98
         Net income for the period      13,884              1,773          (6)          30
         Shareholders' equity           25,495              1,310         338          344
         Number of quotas            1,099,635          1,099,635      98,000       98,000

      Investment position:
         Percentage of ownership           100%               100%    99,9969%     99,9969%
         Equity pick-up                 13,884              1,173          (6)          30     13,878     1,203
         Book value of investments      25,495              1,310         338          344     25,833     1,654

      (i) On April 2002, Credicard increased Orbitall's capital through the transference of fixed assets of R$ 8,193 and investment in cash of R$ 2,107.

6     BORROWINGS

                                                       AVERAGE
                               BALANCES AT            INTEREST                                 BALANCES AT
                                  31/12/02               RATES       MATURITY     GUARANTEES      31/12/01
      Foreign borrowings            31,679          15% p.a. +     24/02/2003             --        32,233
                                            exchange variation

      Credicard S.A. Administradora de Cartoes de Credito



      Notes to the financial statements

      (In thousands of Reais)




7     OTHER ACCOUNTS PAYABLE

                                                       2002           2001
      Accounts payable                               12,607         24,527
      Employees' participation program               42,126         35,356
      Insurance premium payable                      12,506          9,773
      Other sales expenses                           19,421         22,502
      Technological operations                       37,863         49,072
      Commissions to associated banks                12,917         13,403
      Sales incentive plan                           47,677         36,340
      Interest payable - Card holders                11,257         37,578
      Other                                          27,184         20,299
                                                    -------        -------

                                                    223,558        248,850
                                                    =======        =======


8     CAPITAL STOCK

      Share capital is represented by 38,813,332 common nominative shares with no par value.

      The minimum compulsory dividend corresponds to 1% of net income for the year, after deduction of the legal reserve. Dividends are entered on the books when distributed and are proposed by the administrative bodies or decided on by the shareholders.

      Credicard S.A. Administradora de Cartoes de Credito



      Notes to the financial statements

      (In thousands of Reais)




9     TRANSACTIONS WITH RELATED PARTIES

      Transactions with related parties are dealt in length and market conditions. Income with services rendered to third parties include the effective income incurred during the year and an estimate for December 2002:

                                   ACCOUNTS              ACCOUNTS           LOAN CONTRACTS/
                                  RECEIVABLE             PAYABLE          FOREIGN BORROWINGS        SERVICE FEE REVENUES
                             --------------------  --------------------  --------------------  -------------------------------
                                  2002       2001       2002       2001       2002       2001       2002       2001       2000
      Credicard Comercial
        e Importadora
        Ltda.                       --         --         --         --         --        143         --         --         --

      Redecard S.A.              4,900      6,180  1,396,234  1,809,628         --         --     54,703     60,540     54,924

      FNC Comercio e
        Participacoes Ltda.         --         --         --         --         --         --     17,278     13,520      9,378

      Itaucard
        Financeira S.A.         14,589     28,638         --         --         --         --    214,897    250,260    172,669

      Orbitall Serv. e
        Process. de
        Informacoes
        Comerciais Ltda.         2,599        170         --         --         --         --      6,725      3,891         --

      Citibank NA                   --         --         --         --     31,679     32,233         --         --         --
      Citibank S.A.              1,415        909         --         --         --         --         --         --         --

10    OTHER INFORMATION

      a. The expense with the provision for doubtful credits can be summarized as follows:

      Credicard S.A. Administradora de Cartoes de Credito



      Notes to the financial statements

      (In thousands of Reais)




                                                 2002          2001          2000
                                               --------      --------      --------
      Written-off credits                       438,640       380,093       420,971
      Constitution/(reversal) of provision     (131,492)      121,162       (56,264)
      Credit right cession (note 10f)            91,484            --            --
      Other expenses with credit                 26,753        29,339        31,055
      Credit recovery                          (116,301)     (136,083)     (153,719)
                                               --------      --------      --------

                                                309,084       394,511       242,287
                                               ========      ========      ========




      b. Guarantees pledged to cardholders to associated financial institutions associated to the system amounted to R$ 737,871 (R$ 1,056,141 in 2001).

      c. Tax, labor and civil litigation are provisioned based on external lawyer's opinion, in the amount considered sufficient to cover expected losses. These provisions are classified as long-term liabilities.

      d. The non operating results is composed, mainly, of income/profit on disposal of permanent assets - R$ 282 (R$ 776 in 2001 and expense of R$ 1,023 in 2000), disposal of trademarks and patents of R$ 23,569, reversal of provision for losses with assets - R$ 7,329 (expense of R$ 3,566 in 2001 and 9,900 in 2000) and other income - R$ 553 (R$
            813 in 2001 and R$ 637 in 2000).

      e.    In 2002, Instituto Credicard developed "Jovens Escolhas em Rede com
            o Futuro", an educational program focused on the education of young people, performed jointly with 13 NGOs (Non Governmental Organization) from the states of Bahia, Sao Paulo and Rio de Janeiro. Besides, the Institute supported the following projects: a) Guias Mirins de Olinda in Olinda, state of Pernambuco and b) Banco na Escola, voluntary program in Sao Paulo. The total amount invested by Credicard for the year was R$ 1,290 (R$ 1,290 in 2001 and R$ 1,290 in 2000).

      Credicard S.A. Administradora de Cartoes de Credito



      Notes to the financial statements

      (In thousands of Reais)




      f. During the last quarter of 2002, Credicard transferred the transactions corresponding to the cards' base sold by Caixa Economica Federal (Caixa). The assets and liabilities assumed by Caixa, due to this transfer, amounted to R$ 363,117, as well as R$ 183,465 in guarantees provided to the cardholders to the financial institutions associated to the system (cardholders, establishments, banks, credit card issuers, etc).

      g. Prior-year adjustments: In 2002, Credicard obtained favorable decision in an order of return of the Withholding Tax on Net Income
            - ILL, paid from 1989 to 1992. This tax was considered unconstitutional by the Federal Supreme Court, in 1995, and the Federal Senate suspended its liability through Resolution 82/96.

            The tax credit corresponding to the original amount monetarily corrected, in the amount of R$ 18,226, was accounted for directly to credit of the "Retained earnings" account, since, during the year that the respective events occurred, the ILL was discounted in the "Retained earnings" account, without passing through income accounts.

      h. As of December 31, 2002, the Company did not have any position traded on the derivative markets.

11    SUBSEQUENT EVENTS

      On July 31, 2003, Credicard spun-off certain assets and liabilities of its balance sheet which were then incorporated on its subsidiary Orbitall Servicos e Processamento de Informacoes Ltda, as part of the reorganization mentioned in note 1. The amounts involved in the spin-off were: Net asset: R$ 1,000; total assets: R$ 257,296 and; total liabilities: R$ 256,296. On August 1st, 2003 Credicard reduced its capital in the amount of R$ 53,666 by giving to its shareholders the investment Credicard had on its subsidiary Orbitall.

                                  EXHIBIT INDEX

1.1* Articles of Association of Unibanco-Uniao de Bancos Brasileiros S.A., as amended and consolidated on April 28, 2003 (English-language version).

1.2* Articles of Association of Unibanco Holdings S.A., as amended and consolidated on April 28, 2003 (English-language version).

4.1* Closing Agreement (Acordo de Fechamento), dated as of June 28, 2002, among Unibanco-Uniao de Bancos Brasileiros S.A., Banco Bradesco S.A., Uniao de Comercio Participacoes Ltda., PT Prime S.G.P.S. S.A., Bus Servicos de Telecomunicacoes S.A., Bus Holding S.A., Primesys S.A. and Portugal Telecom S.A., together with its English-language version.

8.1*     List of our Subsidiaries.

12.1 Certifications of officers of Unibanco-Uniao de Bancos Brasileiros S.A pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certifications of officers of Unibanco Holdings S.A pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certifications of officers of Unibanco-Uniao de Bancos Brasileiros S.A pursuant to 18 United States Code Section 1350 as adopted pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certifications of officers of Unibanco Holdings S.A pursuant to 18 United States Code Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---------------
* Previously filed as an exhibit to the Registrants' Annual Report for the year ended December 31, 2002 on Form 20-F, dated June 27, 2003, and incorporated herein by reference.